UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rise Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76760R100

(CUSIP Number)

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario, Canada M5J 2J3

Telephone Number: (416) 815-0220

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 76760R100		Page 2 of 6 Pages
SCHEDULE 13D
1	Name of Reporting Person or I.R.S. Identification No. of Above Person Yamana Gold Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person CO

CUSIP No. 76760R100		Page 3 of 6 Pages
SCHEDULE 13D
1	Name of Reporting Person or I.R.S. Identification No. of Above Person Meridian Jerritt Canyon Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person CO

3

CUSIP No. 76760R100	Page 4 of 6 Pages

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Yamana Gold Inc., a Canadian corporation (“Yamana”), and Meridian Jerritt Canyon Corp., a Delaware corporation and a wholly-owned subsidiary of Yamana (“Jerritt” and together with Yamana, the “Reporting Persons”), pursuant to Rule 13d-2(a) under the Exchange Act, to amend the Schedule 13D filed on October 26, 2018 (the “Initial Schedule 13D”) relating to the shares of common stock, par value US$0.001 per share (the “Shares”), of Rise Gold Corp., a Nevada corporation (the “Issuer”). Except as set forth below, all Items of the Initial Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended to add the following to the end thereof:

“The net investment cost of the Debenture (as defined below) was C$1,000,000, which was funded with cash on hand.”

Item 4.         Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended to add the following to the end thereof:

“On February 14, 2019, Jerritt, as creditor, entered into a secured, convertible debenture (the “Debenture”) with the Issuer, as issuer, and Rise Grass Valley Inc., a Nevada corporation and wholly owned subsidiary of the Issuer, as guarantor (the “Guarantor”).  The aggregate principal amount of the Debenture is C$1,000,000.  The Debenture will mature on the earlier of (i) August 14, 2019, which date may be extended in Jerritt’s sole discretion, (ii) the date that the Debenture is automatically converted, as described below and (iii) the date that obligations to Jerritt otherwise become due and payable in accordance with the terms of the Debenture (the “Maturity Date”).  The Debenture bears an annual interest rate of 12%, calculated and compounded monthly, payable in cash or Debenture Units (as defined below), at Jerritt’s option. Interest on the Debenture accrues from the date of the Debenture and is payable on the Maturity Date.  The Issuer’s obligations under the Debenture are fully and unconditionally guaranteed by the Guarantor pursuant to a guarantee (the “Guarantee”) between Jerritt and the Guarantor.

The principal amount of the Debenture and any accrued interest thereon is convertible, in whole or in part, into units of the Issuer (“Debenture Units”) at any time in the sole discretion of Jerritt, at a conversion price of C$0.10 per Debenture Unit (the “Conversion Price”).  Each Debenture Unit is comprised of one Share and one-half of one Share purchase warrant (the “Debenture Warrants”), and each Debenture Warrant entitles the holder thereof to acquire one Share at an exercise price of C$0.13 until the date which is two years from the Conversion Date (as defined in the Debenture).  In addition, the principal amount of the Debenture will automatically be converted into Debenture Units at the Conversion Price if, prior to August 14, 2019, the Issuer is able to raise proceeds of C$800,000 under a proposed private placement from investors other than the Reporting Persons. If the Debenture is converted, Jerritt will acquire an additional 10,000,000 shares and 5,000,000 Debenture Warrants exercisable for 5,000,000 Shares, and may acquire additional Shares and Debenture Warrants if it elects to receive any accrued and unpaid interest in Debenture Units rather than cash.

Jerritt, the Issuer and the Guarantor have also entered into a Collateral Agreement, dated February 14, 2019 (the “Collateral Agreement”), pursuant to which each of the Issuer and the Guarantor has granted Jerritt a first priority security interest in the Collateral (as defined in the Collateral Agreement) to secure the Issuer’s and the Guarantor’s respective obligations under the Debenture.

The above description of certain terms of the Debenture, the Guarantee and the Collateral Agreement are qualified in their entirety by reference to the full text of such documents, copies of which are filed with this Schedule 13D as Exhibits C, D and E, and which are incorporated by reference herein.”

4

CUSIP No. 76760R100	Page 5 of 6 Pages

SCHEDULE 13D

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended to restate paragraphs (a) and (b) in their entirety, and to add the information set forth in (c) below to the end of paragraph (c):

(a)                                 Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The number of Shares beneficially owned by the Reporting Persons includes the Warrants, as well as (i) the Debenture, which is convertible into Debenture Units within the next 60 days, (ii) interest accruing on the Debenture that may be payable in Debenture Units within the next 60 days and (iii) Debenture Warrants that would be exercisable within the next 60 days following any conversion of the Debenture contemplated by clause (i) or the payment of interest contemplated by clause (ii).

(b)                                 The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)                                  “The Reporting Persons’ interest in the Shares underlying the Debenture (including Shares issuable upon the exercise of Debenture Warrants) was acquired on February 14, 2019, by virtue of its acquisition of the Debenture on such date. Except as otherwise disclosed herein, none of the Reporting Persons has acquired or disposed of any Shares or Debenture Warrants during the last 60 days.”

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended to add the following after the second paragraph in such Item 6:

“Jerritt has entered into the Debenture, the Guarantee and the Collateral Agreement, copies of which are filed with this Schedule 13D as Exhibits C, D and E, respectively. The Debenture, the Guarantee and the Collateral Agreement are described in Item 4, and such description is incorporated herein by reference in its entirety.”

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof.

Exhibit C: Debenture

Exhibit D: Guarantee

Exhibit E: Collateral Agreement

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2019

Yamana Gold Inc.

By:	/s/ Sofia Tsakos
	Name:	Sofia Tsakos
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Meridian Jerritt Canyon Corp.

By:	/s/ Jason LeBlanc
	Name:	Jason LeBlanc
	Title:	Vice President, Secretary and Treasurer

6

Exhibit C

EXECUTION VERSION

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 15, 2019.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED HEREBY, EXCEPT (A) TO RISE GOLD CORP. (THE “ISSUER”); (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); (D) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT; OR (E) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE ISSUER AND/OR TRANSFER AGENT FOR THIS SECURITY, AS APPLICABLE, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS.

MERIDIAN JERRITT CANYON CORP.

(the “Creditor”)

- and -

RISE GOLD CORP.

(the “Corporation”)

- and -

RISE GRASS VALLEY INC.

(the “Guarantor”)

AS OF FEBRUARY 14, 2019

CONVERTIBLE DEBENTURE

CONVERTIBLE DEBENTURE

$1,000,000	Effective as of February 14, 2019 (the “Effective Date”)

ARTICLE ONE
INTERPRETATION

1.1                                                                               Definitions.

As used in this Debenture, including the schedules hereto (if any), unless otherwise defined or unless the context otherwise requires the following terms have the following respective meanings:

(a)                                 “Accredited Investor” means an “accredited investor” as that term is defined in NI 45-106 and “U.S. Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

(b)                                 “Acquisition” means any transaction, or any series of related transactions by which any Obligor directly or indirectly, by any means:

(i)                                     acquires any business (including any division of a business) or all or substantially all of the assets of any Person engaged in any business; or

(ii)                                  acquires Control of a Person engaged in a business.

(c)                                  “Affiliate” means, with respect to any Person, another Person that, directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person.

(d)                                 “Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, protocol, guideline or directive; or (d) any franchise, licence, qualification, Authorization, consent, exemption, waiver, right, permit or other approval, in each case, of any Governmental Authority and having the force of law, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, all of the foregoing as may exist as of the Effective Date or as may be implemented, revised or modified from time to time after the Effective Date.

(e)                                  “Applicable Securities Laws” means the securities legislation and regulation of, and the instruments, policies, rules, orders, and notices of, the applicable securities regulatory authority or authorities of the applicable jurisdiction or jurisdictions as the case may be, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations of the SEC promulgated thereunder and all rules and policies of the CSE.

(f)                                   “Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Debenture.

(g)                                  “Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar Authorization of any Governmental Authority having jurisdiction over the Person.

(h)                                 “Business” means the current business and operations of the Obligors as described in the Public Record and the anticipated exploration, development and mining operations of the Obligors.

(i)                                     “Business Day” means any day of the year, other than a Saturday, Sunday, legal holiday or any day on which banking institutions are closed in Toronto, Ontario, Vancouver, British Columbia or Carson City, Nevada.

(j)                                    “Change of Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert of equity securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding equity securities of the Corporation, (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Corporation by Persons who were neither (i) nominated by the board of directors of the Corporation nor (ii) appointed by directors so nominated, or (c) the acquisition of direct or indirect Control of the Corporation by any Person or group of Persons acting jointly or otherwise in concert.

(k)                                 “Collateral” means the property described in and subject to the Encumbrances, privileges, priorities and security interests purported to be created by the Security Agreements.

(l)                                     “Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise (other than by way of security).  “Controlling” and “Controlled” have meanings correlative thereto.

(m)                             “Contract” means any agreement, contract, licence, lease, undertaking, engagement or commitment of any nature, written or oral.

(n)                                 “Conversion Amount” means, on any Conversion Date, such part of the outstanding Obligations elected for conversion on such Conversion Date.

(o)                                 “Conversion Date” means the earlier of (i) the Private Placement Closing Date and (ii) the date specified in any Conversion Notice delivered to the Corporation pursuant to Section 6.1(b), such date being not less than five Business Days after receipt of same by the Corporation.

(p)                                 “Conversion Notice” means a notice in the form of in the form of the notice attached as Exhibit “B” (Form of Conversion Notice).

(q)                                 “Conversion Price” means $0.10 per Unit (as adjusted for stock splits, combinations and the like).

(r)                                    “Corporation” means Rise Gold Corp., a corporation formed under the laws of Nevada, and its successors and permitted assigns (by amalgamation, merger or otherwise).

(s)                                   “Creditor” means Meridian Jerritt Canyon Corp. and its successors and assigns.

(t)                                    “CSE” means the Canadian Securities Exchange.

(u)                                 “Debenture” means this convertible debenture issued on the date hereof due on the Maturity Date in an aggregate principal amount of $1,000,000, as may be amended, supplemented, otherwise modified, restated or replaced from time to time.

(v)                                 “Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

(w)                               “Disclosure Schedule” means the disclosure schedule of the Corporation attached as Exhibit “B” (Disclosure Schedule).

(x)                                 “Effective Date” has the meaning ascribed to such term on page 1 herein.

(y)                                 “Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right-of-entry, matter capable of registration against title, option, assignment, right of pre-emption, royalty, right, pledge, privilege or any other encumbrance or title defect of any nature whatsoever, and any other right of third parties relating to, attaching to or affecting any asset, regardless of form (excluding Ordinary Course payables), whether or not registered or registrable and whether or not consensual or arising by any Applicable Law, and includes any contract to create any of the foregoing.

(z)                                  “Environmental Laws” means all Applicable Laws relating to the protection of human health and the environment, including all Applicable Laws pertaining to the reporting, licensing, permitting, transportation, storage, disposal, investigation or remediation of Releases, or threatened Releases, of Hazardous Substance into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation or handling of Hazardous Substance.

(aa)                          “Event of Default” has the meaning ascribed to such term in Section 7.1 hereof.

(bb)                          “GAAP” means generally accepted accounting principles in effect in the United States from time to time consistently applied, or, after notice thereof has been provided by the Corporation to the Creditor, such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

(cc)                            “Governmental Authorities” means (a) the government of Canada or any other nation, whether federal, provincial, state, municipal, local, or other government or public department, (b) any central bank, court, tribunal, arbitral body, regulatory body (including any stock exchange), commission (including any securities commission), board, bureau, agency, authority, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of, or pertaining to, any of the foregoing, (c) any subdivision of any of the foregoing, and (d) the CSE.

(dd)                          “Guarantor” means Rise Grass Valley Inc., a corporation formed under the laws of Nevada, and its successors and permitted assigns (by amalgamation, merger or otherwise).

(ee)                            “Hazardous Substance” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or other material which is or becomes listed, regulated or addressed under any Environmental Laws (including asbestos, cyanide, petroleum and polychlorinated biphenyls).

(ff)                              “Material Adverse Change” means any material adverse change in (i) the Business, operations, affairs, assets, properties, financial condition or prospects of the Corporation and its subsidiaries, taken as a whole, (ii) the ability of any Obligor to observe, perform and or comply with its obligations under any of the Transaction Documents to which it is a party; or (iii) the rights and remedies of, as applicable, the Creditor under any of the Transaction Documents

(gg)                            “Material Contract” means any contract, licence or agreement (i) to which any Obligor is a party or bound, (ii) which is material to, or necessary in, the operation of the Business, (iii) which such Obligor cannot promptly replace by an alternative and comparable contract with comparable commercial terms and (iv) the absence of which would result in a Material Adverse Change.

(hh)                          “Maturity Date” means the earlier of (i) August 14, 2019, which date may be extended in the sole discretion of the Creditor, (ii) the date that the Principal Sum is converted into Units in accordance with Section 6.2 and (iii) the date that all Obligations may become due and payable in accordance with the terms hereof.

(ii)                                  “NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

(jj)                                “NI 45-106” means National Instrument 45-106 — Prospectus Exemptions.

(kk)                          Notice of Request for Advance” means a notice substantially in the form of the notice attached as Exhibit “A” (Form of Notice of Request for Advance) to be given to the Creditor by the Corporation in connection with the drawdown hereunder.

(ll)                                  “Obligations” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Obligors to the Creditor under, in connection with or with respect to the Transaction Documents.

(mm)                  “Obligors” means, collectively, the Corporation and the Guarantor, and “Obligor” means any one of them.

(nn)                          “Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the Ordinary Course of the normal day-to-day operations of the Person.

(oo)                          “Permitted Encumbrances” means:

(i)            Encumbrances in favour of the Creditor for the Obligations;

(ii)           Encumbrances for taxes, duties and assessments which may be overdue but the validity of which is being contested in good faith and in respect of which appropriate reserves have been established;

(iii)          Encumbrances to secure workers’ compensation, unemployment insurance or other social security obligations, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, warehousemen’s, carriers’ and other similar Encumbrances;

(iv)                              Encumbrances given to a public utility or Governmental Authority to secure obligations incurred to such utility, municipality, government or other authority in the Ordinary Course in connection with the supply of services or utilities to any Obligor;

(v)                                 Encumbrances and privileges arising out of judgments or awards in respect of which an appeal or proceeding for review has been commenced, a stay of execution pending such appeal or proceedings for review has been obtained and appropriate reserves have been established;

(vi)                              any mechanic’s, labourer’s, materialman’s statutory or other similar Encumbrance arising in the Ordinary Course, the action to enforce which has not proceeded to a final judgment;

(vii)                           undetermined or inchoate Encumbrances incidental to the normal business operations of a company not at the time overdue, or which are overdue but have not been filed against any Obligor or any of its properties pursuant to Applicable Law and the validity of which is being contested in good faith and appropriate reserves have been established; and

(viii)        Encumbrances consented to in writing by the Creditor;

provided that the use of the term “Permitted Encumbrances” to describe such interests and Encumbrances shall mean that they are permitted to exist, and shall not be interpreted as meaning that such interests and Encumbrances are entitled to priority over the Creditor’s security.

(pp)                          “Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

(qq)                          “Principal Sum” has the meaning ascribed to it in section 2.1.

(rr)                                “Private Placement” means the Corporation’s proposed private placement of a minimum of 8,000,000 Units at a price of $0.10 per Unit to purchasers other than the Creditor and any Affiliates thereof.

(ss)                              “Private Placement Closing Date” means the date of closing of the Private Placement.

(tt)                                “Project” means, collectively, the Idaho-Maryland Gold Mine located near Grass Valley, California, and all assets, property and undertakings used, intended for use in, or forming part of the Obligors’ operations at the Idaho-Maryland Gold Mine, and all associated mineral rights, surface rights and processing facilities and associate infrastructure, that may be acquired, developed or constructed with respect to such operations from time to time.

(uu)                          “Properties” means the facilities or properties currently or formerly owned, leased or operated by the Obligors or any subsidiary thereof and “Property” shall mean any one of the Properties as the context requires.

(vv)                          “Public Record” refers to all public information which has been filed by the Corporation pursuant to Applicable Securities Laws.

(ww)                      “Regulation D” means Regulation D promulgated under the U.S. Securities Act.

(xx)                          “Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered.

(yy)                          “Reporting Jurisdictions” means, collectively, British Columbia, Alberta and Ontario.

(zz)                            “SEC” means the United States Securities and Exchange Commission.

(aaa)                   “Securities” means, collectively, the Debenture, Units, Unit Shares, Warrants, and Warrant Shares.

(bbb)                   “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Reporting Jurisdictions.

(ccc)                      “Security Agreements” has the meaning ascribed to such term in Section 3.1(q).

(ddd)                   “Security Interest” means the pledges, assignments, mortgages, charges, and hypothecations of and the security interests in the Collateral created in favour of the Creditor under the Security Agreements.

(eee)                      “Shares” means the shares of common stock of the Corporation, as such shares exist at the close of business on the date of execution and delivery of this Debenture; provided that, in the event of a subdivision, redivision, reduction, combination, consolidation or reclassification of the capital of the Corporation or such successive subdivisions, redivisions, reductions, combinations, consolidations or reclassifications, “Shares” shall thereafter mean the shares corresponding to the Shares resulting from such subdivision, redivision, reduction, combination, consolidation or reclassification.

(fff)                         “Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including government pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

(ggg)                      Tax Return” means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

(hhh)                   “Technical Report” means the technical report prepared by Greg Kulla, PGeo., of Amec Foster Wheeler Americas Limited, in accordance with NI 43-101 entitled “Technical Report on the Idaho-Maryland Project, Grass Valley, California, USA” dated effective June 1, 2017.

(iii)                               “Transaction Documents” includes this Debenture and each of the Security Agreements.

(jjj)                            “Units” means units of the Corporation, each comprised of one Unit Share and one-half of one Warrant.

(kkk)                   “Unit Shares” means the Shares comprising part of the Units.

(lll)                               “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(mmm)       “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(nnn)                   “Warrant Shares” means the Shares issuable upon due exercise of the Warrants.

(ooo)                   “Warrants” means the share purchase warrants of the Corporation comprising part of the Units, substantially in the form attached as Exhibit “C” (Form of Warrant Certificate), each of which entitles the holder thereof to acquire one Warrant Share at an exercise price of $0.13 per share until the date which is two years from the applicable Conversion Date.

1.2                                                                               Gender and Number.

Any reference in this Debenture to gender shall include all genders, and words importing the singular number only shall include the plural and vice versa.

1.3                                                                               Headings, Etc.

The division of this Debenture into Articles, Sections, Subsections, and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Debenture.

1.4                                                                               Currency.

All references in this Debenture to “dollars” or “$”, unless otherwise specifically indicated, are expressed in the currency of Canada.

1.5                                                                               Severability.

Any article, section, subsection or other subdivision of this Debenture or any other provision of this Debenture which is, or becomes, illegal, invalid or unenforceable shall be severed from this Debenture and be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof or thereof.

1.6                                                                               Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. For the purpose of legal proceedings, this Debenture shall be deemed to have been made in the said Province and to be performed therein and the courts of that Province shall have jurisdiction over all disputes which may arise under this Debenture. Each Obligor and the Creditor hereby irrevocably and unconditionally submit to the non-exclusive jurisdiction of such courts.

1.7                                                                               Accounting Principles.

Wherever in this Debenture reference is made to “generally accepted accounting principles” or “GAAP”, such reference shall be deemed to be to GAAP.

1.8                                                                               Interpretation.

Unless otherwise expressly provided in this Debenture, if any matter in this Debenture is subject to the determination, consent or approval of the Creditor or is to be acceptable to the Creditor, such determination, consent, approval or determination of acceptability will be in the sole discretion of the Creditor, which means the Creditor shall have sole and unfettered discretion, without any obligation to act reasonably.  If any provision in this Debenture refers to any action taken or to be taken by any Obligor, or which any Obligor is prohibited from taking, such provision will be interpreted to include any and all means, direct or indirect, of taking, or not taking, such action.  When used in the context of a general statement followed by a reference to one or more specific items or matters, the term “including” shall mean “including, without limitation” and the use of the term “includes” shall mean “includes, without limitation”.

ARTICLE TWO
PROMISE TO PAY

2.1                                                                               Principal Sum.

For value received, subject to the exercise by the Creditor of its right to convert as set out herein, the Corporation hereby promises to pay to or to the order of the Creditor at the address of the Creditor set forth in Section 8.6(a) hereof (or such other address of the Creditor as may be indicated by the Creditor pursuant to Section 8.6(a) hereof) on the Maturity Date the principal sum of $1,000,000 (the “Principal Sum”) plus interest thereon pursuant to Section 2.3 hereof.

2.2                                                                               Advances.

(a)                                 Upon satisfaction of the conditions in Section 5.1, the Corporation shall drawdown the full amount available under this Debenture, being $1,000,000, by delivering, to the Creditor a Notice of Request for Advance three (3) Business Days prior to the date of the proposed drawdown.  Such Notice of Request for Advance is irrevocable and will oblige the Corporation to take the action contemplated on the date specified;

(b)                                 Any drawdown made by the Corporation under this Debenture will be subject to prior written approval by the Creditor, such approval not to be unreasonably withheld if such drawdown is to be used for the purposes set out in Section 2.4 hereto; and

2.3                                                                               Interest.

(a)                                 Interest shall accrue on the principal sum outstanding from the date hereof both before and after the Maturity Date, default and judgment until actual payment in full at a rate of 12% per annum, calculated and compounded monthly. From and after the Effective Date, interest shall accrue and be payable on the Maturity Date. Notwithstanding the foregoing, the Creditor may elect, upon delivering a written and irrevocable notice to the Corporation, to accrue the full interest payment in Units rather than cash.

(b)                                 Upon the occurrence of an Event of Default and for so long as such Event of Default shall be continuing, interest shall accrue on the principal sum outstanding at a rate per annum equal to 15% calculated and payable as aforesaid; and

(c)                                  In the event that a court of competent jurisdiction determines that any provision of this Debenture obligates the Corporation to make any payment of interest, or other amount payable to the Creditor, in an amount, or calculated at a rate, which would be prohibited by Applicable Law or would result in receipt by the Creditor of interest at a rate in excess of the maximum rate permissible under Applicable Law then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted, with retroactive effect, to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in receipt by the Creditor of interest at a rate in excess of the maximum rate permissible.  Any amount or rate of interest referred to in this Section 2.3 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the Debenture remains outstanding, on the assumption that any charges, fees or expenses that fall within the meaning of interest shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the date hereof to the Maturity Date, and, in the event of a dispute, a certificate of an accredited actuary appointed by the Creditor shall be conclusive for the purposes of such determination.

2.4                                                                               Use of Funds.

The Creditor has agreed to advance to the Corporation the principal sum hereunder on the express condition that such amount be used by the Corporation for working capital requirements in respect of the Project in the Ordinary Course and the Corporation covenants to use the funds in such manner.

2.5                                                                               Voluntary Prepayment

Prior to the Maturity Date, the Corporation shall not be permitted to repay to the Creditor the whole or any part of any Obligations without the prior written consent of the Creditor in its sole discretion.

ARTICLE THREE
COVENANTS AND REPRESENTATIONS OF THE OBLIGORS

3.1                                                                               Positive Covenants.

So long as this Debenture remains outstanding, each Obligor covenants and agrees it will:

(a)                                 Payment and Performance of Obligations.

(i)                                    Duly and punctually pay all sums of money due by it under the terms of this Debenture and each other Transaction Document to which it is a party at the times and places and in the manner provided for by this Debenture or such other Transaction Document, as applicable, and shall duly and punctually perform and observe all other obligations on its part to be performed or observed hereunder or thereunder at the times and in the manner provided for herein or therein.

(ii)           Duly and punctually pay all indebtedness due and payable by it to any Person as and when such payments shall become due including, without limitation all Taxes.

(b)                                 Unit Shares and Warrants. In the case of the Corporation only, at all times reserve and keep available a sufficient number of Unit Shares and Warrants for the purpose of effecting any conversion pursuant to Article Six;

(c)                                  Warrant Shares. In the case of the Corporation only, for so long as the Warrants remain outstanding, reserve and keep available a sufficient number of Warrant Shares to satisfy its obligations under the Warrants;

(d)                                 Observation of Covenants. Duly observe and perform each and every one of its covenants and agreements set forth in this Debenture and each other Transaction Document to which it is a party.

(e)                                  Maintenance of Existence & Business Practices. Do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and all Authorizations necessary or desirable in the normal conduct of its Business and ownership of its assets. Without limiting the generality of the foregoing, each Obligor shall (A) use, operate and maintain all of its property and assets in a good working order and condition, ordinary wear and tear excepted, and in accordance with good business practice and in a manner which does not impair the Security Interests of the Creditor in such property and assets; and (B) continue to collect all accounts receivable in the Ordinary Course.

(f)                                   Maintenance of Stock Exchange Listing. In the case of the Corporation only, for a period of two years from the applicable Conversion Date, use reasonable commercial efforts to ensure that all Shares outstanding or issuable from time to time (including without limitation the Unit Shares and Warrant Shares) continue to be or are listed and posted for trading on the CSE (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Shares ceasing to be listed and posted for trading on the CSE, so long as the holders of Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the CSE.

(g)                                  Securities Laws and Reporting Issuer Status. In the case of the Corporation only, use its reasonable commercial efforts to maintain its status as reporting issuer in the Reporting Jurisdictions and under the U.S. Exchange Act and make all requisite filings under Applicable Securities Laws including those necessary to remain a reporting issuer not in default in each of the provinces and other jurisdictions where it is or becomes a reporting issuer.

(h)           Compliance with Laws and Contracts. Comply with, and cause each of its subsidiaries to comply with, Applicable Law and orders of any Governmental Authority applicable to it or its property and maintain in good standing and observe and perform in all material respects all contracts to which it is a party and comply with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change.

(i)            Approvals. Use commercially reasonable efforts to obtain all necessary Authorizations required to be obtained by such Obligor to operate its Business, own its assets, and to complete the transactions contemplated by each of the Transaction Documents to which it is a party.

(j)            Taxes. Pay all Taxes imposed on it, or on its income or profits or its assets, when due and payable, except for any taxes assessed against such Obligor which it is in good faith contesting pursuant to a bona fide dispute process.

(k)           Insurance. Maintain insurance with respect to its property and Business (with the Creditor shown as first mortgagee and loss payee and additional insured) with financially sound and reputable insurance companies, in such amounts and covering such risks as are usually insured against by similar companies engaged in the same or a similar business.

(l)            Carry on Business and Maintain Books and Records. Continue to carry on and conduct its Business in a proper and efficient manner and maintain proper books and records, in which full and correct entries shall be made of all financial transactions and the assets and its Business and each of its subsidiaries in accordance with GAAP, and shall make such books and records available for inspection by the Creditor upon reasonable notice during normal business hours.

(m)                             Inspection of Property; Books and Records.

(i)            Keep proper books of records and accounts, in which full, true and correct entries in all material respects and in any event in conformity with GAAP, its constating documents and all Applicable Law, of all dealings and transactions and assets in relation to its Business and activities.

(ii)           Upon reasonable prior notice and during normal business hours, permit the Creditor to visit and inspect any of its properties and examine and make abstracts from any of its books and records and to discuss its business operations, properties and financial and other conditions with its officers and employees and its independent certified public accountants.

(n)                                 Provision of Further Information. Provide to the Creditor:

(i)            notice of the occurrence of any Default or Event of Default setting out the details of any event so disclosed and the steps (if any) taken by it to remedy or cure the same;

(ii)           any material impending or current litigation, arbitration, criminal or administrative proceeding, tax claim or labour dispute or other proceeding relating to any Obligor or its property, assets or revenues, or its outstanding share capital;

(iii)                               any default by any Obligor under a Contract to which it is a party with a value in excess of $100,000;

(iv)                              a copy of (i) notice received in respect of any consent, Authorization or approval applicable to any Obligor and (ii) notice of any event which may result in the termination of, or the ability of any party to terminate, any Authorization, permit or approval;

(v)           the receipt of any notice given or sent to or served upon any Obligor which would constitute, or would be reasonably expected to constitute, a Material Adverse Change;

(vi)          all information as may from time to time be required by the Creditor under or in connection with compliance with any Applicable Law;

(vii)         all correspondence received by any Obligor, the subject, form or substance of which has had or would reasonably be expected to have a Material Adverse Change; and

(viii)        such other statements, reports and information, including information respecting the Business, condition (financial or otherwise), operations, performance, properties or prospects of the Obligors, as the Creditor may from time to time reasonably request.

(o)                                 Ownership. Defend its right, title and interest in and to its material property and assets against the claims of all other Persons, at its own expense, as well as maintain corporate ownership, direct or indirect, of all of its subsidiaries.

(p)                                 Use of Proceeds. Use the proceeds of the funds advanced hereunder only for the purposes set out in Section 2.4.

(q)                                 Security and Registrations.

(i)            As general and continuing security for the payment and performance of the Obligations hereunder, execute and deliver, in each case in form and substance satisfactory to the Creditor

A.                                    a guarantee of the Obligations executed by the Guarantor in favour of the Creditor;

B.                                    a general security agreement in favour of the Creditor creating a first-priority Encumbrance (subject only to Permitted Encumbrances) over all present and future personal property of the Corporation; and

C.                                    a general security agreement in favour of the Creditor creating a first-priority Encumbrance (subject only to Permitted Encumbrances) over all present and future personal property of the Guarantor, together with such supporting materials as may be required to ensure the perfection or priority of the foregoing Encumbrances.  All documents referred to in this Section 3.1(q)(i) (as amended, amended and restated, supplemented or otherwise modified from time to time) collectively referred to as the “Security Agreements”.

(ii)           Promptly upon the Creditor’s request, record, file or register, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings in such manner and in such jurisdictions as are necessary to protect, perfect and maintain the protection and perfection of, the Encumbrances created by the Security Agreements, and provide evidence of the foregoing to the Creditor; provided that if any Obligor fails to promptly make such recordations, filings, registrations or applications, the Creditor shall be entitled to make such recordations, filings, registrations and applications and such Obligor shall pay all expenses and costs incurred by the Creditor in connection with the foregoing.

(r)                                    Private Placement Closing Date. Use its commercially reasonable efforts to ensure that the Private Placement Closing Date occurs on or before August 14, 2019.

(s)                                   Further Assurances.

(i)            Cure promptly any defects in the execution and delivery of each Transaction Document to which it is a party, including this Debenture; and

(ii)           Upon request, execute and deliver to the Creditor, as promptly as practical and at the Obligors’ expense, all such other and further documents, agreements and instruments in compliance with or performance of the covenants and agreements of the Obligors in any of the Transaction Documents, including this Debenture, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Transaction Documents, or more fully to state the security obligations set out herein or in any of the Transaction Documents, or to perfect, protect or preserve any Encumbrances created pursuant to any of the Transaction Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Creditor, acting reasonably.

3.2                                                                               Negative Covenants.

So long as this Debenture remains outstanding, each Obligor covenants and agrees it shall not:

(a)           Amalgamations. Directly or indirectly, by operation of law or otherwise, amalgamate with, merge with, consolidate with or otherwise combine with, any Person, provided however that an Obligor may merge, consolidate, amalgamate or otherwise continue with any Person, if (i) no Default or Event of Default would result therefrom, (ii) the rights of the Creditor hereunder have not been materially adversely effected by such merger, consolidation, amalgamation or other combination and (iii) the entity resulting from such merger, consolidation, amalgamation or other form of combination provides written confirmation to the Creditor that it has assumed all of the obligations of such Obligor hereunder or delivers the security documents and other deliverables required to provide the Creditor a first-priority Encumbrance (subject only to Permitted Encumbrances) over all present and future personal property of such entity.

(b)           Indebtedness. Create, incur, assume or permit to exist any indebtedness, including guarantees of indebtedness of others, except indebtedness under this Debenture and the other Transaction Documents to which it is a party.

(c)           Encumbrances. Create, incur, assume or permit to exist any Encumbrance on or with respect to any of its properties or assets (whether now owned or hereafter acquired) except for Permitted Encumbrances.

(d)           Non-Arm’s Length Transactions. Sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any Affiliates, except in the Ordinary Course at prices and on terms and conditions not less favourable to the applicable Obligor than could be obtained on an arm’s-length basis from unrelated third parties.

(e)           Restricted Payments.  Make any payment (whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise):

(i)                                     of any dividend, distribution or return of capital with respect to its equity securities;

(ii)           on account of the purchase, redemption, retirement or other acquisition of any of its equity securities or any warrants, options or similar rights with respect to its equity securities;

(iii)          of any principal of or interest or premium on any indebtedness of any Obligor that, by its terms or contractual postponement, ranks in right of payment subordinate to any of the Obligations;

(iv)          of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to

A.                                    any director or officer of such Person (but excluding Ordinary Course wages, bonuses and severance paid in the Ordinary Course and consistent with industry practice); and

B.                                    any Affiliate of such Person or director or officer thereof;

(v)                                 for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above.

(f)            Change of Corporate Name or Location. Change its corporate name or change or move its chief executive office, principal place of business, corporate offices, warehouses or other locations at which Collateral is held or stored and/or the location of its records concerning the Collateral, without:

(i)                                     providing the Creditor with at least thirty (30) days’ prior written notice of its intention to do same; and

(ii)           having received the Creditor’s written acknowledgement that any reasonable action requested by the Creditor in connection therewith (including to continue the perfection of any Encumbrance in favour of the Creditor in any Collateral) has been completed or taken.

(g)           Disposition of Assets. Directly or indirectly sell, lease, assign, transfer, covey or otherwise dispose of (whether in one or a series of transactions) all or any portion of its Business, assets or property, real, personal or mixed, tangible or intangible, except for sales (i) of equipment, fixtures or materials that are worn-out or obsolete or have been replaced and are not required for the conduct by the applicable Obligor of its Business, (ii) of inventory made in the Ordinary Course and as part of the normal operation of its Business, or (iii) otherwise with the prior written consent of the Creditor.

(h)           Constating Documents and Material Contracts. Amend, supplement or otherwise modify its constating documents or bylaws or the terms and conditions of any Material Contract in any manner which is reasonably likely to result in a Material Adverse Change.

(i)            Dissolution. Liquidate, wind-up, dissolve themselves (or suffer any liquidation or dissolution), reorganize, make an assignment for the benefit of its creditors or file a petition, answer or consent to seeking a reorganization.

(j)            Nature of Business. Carry on any business other than (a) mineral exploration, extraction, processing and sale, and (b) any business that is the same, similar or otherwise reasonably related, ancillary or complementary thereto.

(k)           No Sale-Leasebacks. Directly, or indirectly, enter into any arrangement providing for the sale, assignment, transfer or disposition of any property used in the Ordinary Course and thereafter rent or lease such property.

(l)            Investments. Make any direct or indirect investment in any Person, whether by acquisition of shares, indebtedness or other securities, or by loan, guarantee, advance, capital contribution or otherwise, except investments in cash equivalents.

(m)                             Acquisitions. Make or enter into any Acquisition without the prior written consent of the Creditor.

3.3                                                                               Obligor Representations and Warranties

Each Obligor hereby represents and warrants to the Creditor that:

(a)                                 Incorporation and Existence. Each Obligor:

(i)                                     is duly incorporated and validly existing under the laws of its jurisdiction of incorporation; and

(ii)           is duly qualified to carry on its Business in, and is in good standing in, each jurisdiction which it owns property or assets or carries on business.

(b)                                 Power and Capacity; Authorization, Execution and Delivery; Enforceability.

(i)            Each Obligor has the corporate power and capacity, and the legal right, to own or lease and operate its property, and to carry on its business as now conducted and as proposed to be conducted, and to enter into, execute, deliver and perform the Transaction Documents to which it is a party and, in the case of the Corporation, to obtain the loan and advances hereunder.

(ii)           Each Obligor has taken all necessary action to authorize the execution, delivery and performance of the Transaction Documents to which it is a party and, in the case of the Corporation, to authorize borrowing on the terms and conditions contained herein. No consent or Authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in connection with the extension of the loan hereunder or with the execution, delivery, performance, validity or enforceability of this Debenture or any of the Transaction Documents.

(iii)          Each Transaction Document to which each Obligor is a party has been duly executed and delivered by such Obligor and this Debenture constitutes, and each other Transaction Document when delivered by each Obligor hereunder will constitute, a valid and legally binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(c)           No Breach of Constating Documents, Laws, Contracts or Default. The entering into, execution, delivery and performance of this Debenture and the other Transaction Documents to which each Obligor is a party, obtaining advances hereunder and the use of the proceeds thereof do not and will not:

(i)                                     Conflict with, contravene, violate or result in a breach of:

A.            such Obligor’s charter, by-laws or other organizational or constating documents or any resolutions of directors, shareholders, partners or similar governing body, as applicable, or the provisions of any shareholders agreement, partnership agreement or declaration of trust;

B.                                    any Applicable Law; or

C.                                    any contractual obligation of such Obligor.

(ii)                                  Result in, or require or permit:

A.                                    require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority;

B.                                    the creation or imposition of any Encumbrance on any of such Obligor’s properties or assets other than Permitted Encumbrances; or

C.                                    the acceleration of the maturity of any indebtedness under any contractual obligation.

(d)           Financial Statements. The consolidated financial statements of the Corporation for the most recently completed fiscal quarter or fiscal year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Obligors as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Obligors throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the Ordinary Course, the Obligors do not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)           Information. All written or formally presented information pertaining to any Obligor and its subsidiaries that has been or will be made available to the Creditor is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made.

(f)            No Material Adverse Change. Except as disclosed in the Public Record, since April 30, 2018, there has not been any Material Adverse Change and no event has occurred or circumstance exist, which has had, or could reasonably be expected to have, or result in, such a Material Adverse Change.

(g)           No Litigation. There are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of any Obligor, threatened against or affecting such Obligor or any of its subsidiaries as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(h)                                 No Default. No Default or Event of Default has occurred and is continuing.

(i)                                     Ownership of Property.

(i)            Each Obligor has title to its owned personal properties, and with respect to leased personal properties, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Encumbrances (except Permitted Encumbrances) or other third-Person interests.

(ii)           Each Obligor has indefeasible fee simple title to its owned real properties, and with respect to leased real properties, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Encumbrances (except Permitted Encumbrances) or other third-Person interests.

(j)                                    Mineral Rights.

(i)            The Technical Report and the Public Record describe all mineral interests, mining concessions, mining tenements or other mineral rights owned by or subject to any license, option or similar agreement in favour of the Corporation that are material to the business of the Corporation (the “Mineral Rights”).  The Corporation does not hold, license or have any other material interest in any mineral interests, mining concessions, mining tenements or other mineral rights other than the Mineral Rights.

(ii)           The Mineral Rights have been properly located and recorded in compliance with Applicable Laws and are comprised of valid and subsisting mineral claims.

(iii)          The Corporation is the registered and beneficial owner of the Mineral Rights with good and marketable title thereto, free and clear of any title defect or Encumbrance.

(iv)                              The Mineral Rights constitute all of the right, title and interest necessary or appropriate to authorize and enable the Corporation to carry on the Business.

(v)           The Corporation has the exclusive right to deal with the Mineral Rights, and there are no restrictions on the ability of the Corporation to use, transfer or exploit the Mineral Rights except pursuant to Applicable Laws.

(vi)          No person other than the Corporation has any interest in the production or profits to be obtained in the future from the Mineral Rights or any royalty in respect thereof or any right to acquire any such interest.

(vii)         There are no farm-in or earn-in rights, rights of first refusal or similar rights or provisions which could materially affect the Mineral Rights.

(viii)        The Corporation has not received any notice, whether written or oral, from any Governmental Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke the interest of the Corporation in any Mineral Right.

(ix)          The Mineral Rights are in good standing under applicable Law; all work required to be performed thereon has been performed and all Taxes, rentals, fees,

expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(x)           All exploration activities in respect of the Mineral Rights have been conducted in all material respects in accordance with good mining and engineering practices and all material workers’ compensation and health and safety regulations have been complied with.

(xi)          There are no adverse claims, actions, suits or proceedings that have been commenced, and to the knowledge of the Corporation none are pending or threatened and there are no state of facts or events that may give rise thereto or which could affect the title to or right to explore or develop the Mineral Rights which involves the possibility of any judgment or liability affecting the Mineral Rights.

(k)           Expropriation. No asset of any Obligor and none of the Mineral Rights have been taken or expropriated by any Governmental Authority or person, nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of such Obligor, is there any intent or proposal to give any such notice or commence any such proceeding.

(l)            No Options, etc. Other than as disclosed in the Public Record, no person has any contract (including an option) or any right or privilege capable of becoming same for the purchase from any Obligor of any of its material assets (including without limitation the Mineral Rights).

(m)          Environmental. Except as disclosed in the Disclosure Schedule:

(i)            To the knowledge of each Obligor, the Business, and the Mineral Rights and all operations thereon have been and are in material compliance with Environmental Laws.

(ii)           The Obligors have not used or permitted to be used, except in compliance with all Environmental Laws, any property of such Obligor to release, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance.

(iii)          None of the Obligors, the Business nor the Mineral Rights is subject to any pending, nor, to the knowledge of the Obligors, any threatened:

A.            claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive which relates to environmental, Hazardous Substances, human health or safety matters, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and there is no basis for such a claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive); or

B.            allegation, demand, direction, order, notice or prosecution with respect to any Environmental Law applicable thereto including any Laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Business or the Mineral Rights and the Obligors have not settled any allegation of non-compliance with Environmental Laws prior to prosecution.

(iv)                              To the knowledge of each Obligor, there are no pending or proposed changes to Environmental Laws that would render illegal or materially restrict, the Business.

(n)                                 Taxes and Filings. Except as disclosed in the Disclosure Schedule, all Taxes due and payable by any Obligor, have been paid except where the failure to pay such Taxes would not reasonably be expected to result in a Material Adverse Change.  All Tax Returns, declarations, remittances and filings required to be filed by any Obligor have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings did not contain a misrepresentation as at the respective dates thereof except where the failure to file such documents or such misrepresentation would not reasonably be expected to have a Material Adverse Change.  To the knowledge of each Obligor, no examination of any Tax Return of such Obligor is currently in progress and there are no issues or disputes outstanding with or threatened by any governmental authority respecting any Taxes that have been paid, or may be payable, by such Obligor.

(o)                                 Authorized Capital. The authorized capital stock of the Corporation consists of 400,000,000 shares of common stock with a par value of US$0.001, of which 145,990,357 Shares are issued and outstanding as of the date hereof.  The Disclosure Schedule sets forth the issued and outstanding capital of the Corporation as at the date set out therein.  All of the issued and outstanding Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with Applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Corporation any Shares or other security of the Corporation.  The subsidiaries of the Corporation do not and, except pursuant to the Transaction Documents or as set out in the Disclosure Schedule, the Corporation does not have any outstanding agreement, subscription, warrant, option or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option or commitment) relating to any equity interest of the Corporation or any of its subsidiaries or obligating it to issue or sell any Shares or other securities, including any security or obligation of any kind convertible into or exchangeable for Shares or other security.  Other than as set out in the Disclosure Schedule, there is no outstanding shareholder agreement, proxy, voting trust, right to require registration under any Applicable Securities Laws or any other arrangement or commitment to which the Corporation or any of its subsidiaries is a party or bound, with respect to the securities of the Corporation or any of its subsidiaries, including the voting, disposition or registration of thereof.

(p)                                 Valid Issuance of Debenture. This Debenture has been duly and validly created and issued, and will be free of restrictions on transfer other than restrictions on transfer set forth in this Debenture and under Applicable Securities Laws.

(q)                                 Valid Issuance of Units. The Units have been or will be prior to the applicable Conversion Date duly created and authorized for issuance and, upon conversion of the Debenture in accordance with its terms, will be validly issued.

(r)                                    Valid Issuance of Unit Shares. The Unit Shares have been or will be prior to the applicable Conversion Date duly reserved and authorized for issuance and, when issued and delivered by the Corporation upon conversion of the Debenture in accordance with its terms, will be validly issued as fully paid and non-assessable shares in the capital stock of the Corporation, free and clear of any and all Encumbrances.

(s)                                   Valid Issuance of Warrants. The Warrants have been or will be prior to the applicable Conversion Date duly created and authorized for issuance and, when issued and delivered by the Corporation upon conversion of the Debenture in accordance with its terms, will be validly issued.

(t)                                    Valid Issuance of Warrants Shares. The Warrant Shares have been or will be prior to the applicable Conversion Date duly reserved and authorized for issuance and, upon receipt by the Corporation of the exercise price for the Warrants in full in accordance with the terms thereof, will be validly issued as fully paid and non-assessable shares in the capital stock of the Corporation, free and clear of any and all Encumbrances.

(u)                                 Securities Regulatory Matters.

(i)                                     The Corporation is a “reporting issuer” under the Applicable Securities Laws of each of the Reporting Jurisdictions and is not noted as being in default on the list of reporting issuers maintained under the Applicable Securities Laws of each of the Reporting Jurisdictions, and in particular, without limiting the foregoing, the Corporation is in material compliance with its disclosure obligations under the Applicable Securities Laws and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and with the SEC. The Corporation has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator or the SEC seeking to revoke the reporting issuer status of the Corporation.  The Corporation is current in filing all reports required to be filed by it pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act.

(ii)                                  Except as disclosed in the Disclosure Schedule, as of their respective filing dates, each of the documents comprising the Public Record complied in all material respects with the requirements of Applicable Securities Laws.  None of the documents comprising the Public Record contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Corporation has not filed any confidential material change report or other confidential report with any Securities Regulators, the SEC or other Governmental Authority which at the date hereof remains confidential.

(iii)                               The Technical Report complies in all material respects with the provisions of NI 43-101

(v)                                 Listing of Shares. The Shares are listed and posted for trading on the CSE and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the issuance of such securities or the trading of any of the Corporation’s issued Shares has been issued and no (formal or informal) proceedings for such purpose have been threatened or, to the knowledge of the Corporation, are pending. The Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Shares on or from the CSE.

(w)                               Subsidiaries; Equity Interests.

(i)                                     The Disclosure Schedule sets out:

A.                                    the legal name of each Obligor and each of its subsidiaries and their respective jurisdiction of organization; and

B.                                    the equity securities issued and outstanding by each direct or indirect subsidiary of each Obligor, and the registered and beneficial owners thereof

(ii)                                  The Guarantor is the only material subsidiary of the Corporation.

(iii)                               All of the outstanding equity interests of each Obligor and each of its subsidiaries have been validly issued, are fully-paid and non-assessable free and clear of all Encumbrances except Permitted Encumbrances.

(iv)                              Neither Obligor is party to any unanimous shareholders agreement, shareholders agreement, partnership or other agreement relating to the shares or other equity interests in the such Obligor.

(v)                                 Neither the Obligors nor any of their subsidiaries have any interests in any partnerships, joint ventures or other entities.

(x)                                 Compliance with Contracts. Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, (i) no Obligor is and, to the knowledge of such Obligor, no third party is in breach or default of any contract, instrument or other agreement to which it is a party and (ii) no event has occurred which, with notice or lapse of time or both, would constitute such a default or breach.

(y)                                 Compliance with Laws, Licenses and Authorization. Each Obligor (i) has conducted and is conducting its Business in compliance in all material respects with all Applicable Laws of each jurisdiction in which it carries on business and (ii) possesses or will possess all Authorizations necessary to carry on its Business as currently conducted and such Obligor expects any additional Permits that are required to carry out its planned business activities, including without limitation the re-commencement of exploration activities at the Project, to be obtained, except where the failure to possess or obtain such Permits would not reasonably be expected to result in a Material Adverse Change. Each Obligor is in compliance in all material respects with the terms and conditions of all such Authorizations and such Obligor has not received any notice of the material modification, revocation or cancellation of, or any intention to materially modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization.

(z)                                  Insolvency. No Obligor nor any subsidiary thereof has admitted in writing that it is, or has been declared to be, insolvent or unable to pay its debts as they become due. No Obligor nor any subsidiary thereof has committed an act of bankruptcy or sought protection from its creditors before any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of its assets, had any person holding any Encumbrance, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it.

(aa)                          Solvency. Each Obligor and each subsidiary thereof is, and after giving effect to the incurrence of all indebtedness and obligations incurred in connection herewith will be, solvent, is able to pay its debts as they become due, has capital sufficient to carry on its business, and now owns property having a value (both at fair market value and on a liquidation basis) greater than the amount required to repay all of its indebtedness.

(bb)                          Insurance. The assets, Business and operations of each Obligor are insured against loss or damage with financially sound and reputable insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances and such coverage is in full force and effect and all premiums in respect thereof that are due and payable have been paid.

(cc)                            Material Contracts. Each of the Material Contracts is in full force and effect.  No Obligor is in default under or in breach of any term or condition of any Material Contract to which it is a party that would result in, either individually or in the aggregate, a Material Adverse Change, nor is such Obligor aware of any default under or breach of any term or condition of any Material Contract by any other party thereto that would result in a Material Adverse Change.

3.4                                                                               Reliance and Survival of Representations and Warranties

The representations and warranties of the Obligors contained in this Debenture and in all certificates delivered pursuant to or contemplated by this Debenture will survive the execution of this Debenture. Each representation and warranty will be deemed to repeat on the date of the drawdown hereunder and each Conversion Date. The Obligors acknowledge that the representations, warranties, covenants and acknowledgements contained in this Debenture are made by the Obligors with the intent that they may be relied upon by the Creditor and its legal counsel. The Obligors covenant with the Creditor that such representations, warranties, covenants and acknowledgements will be true at the time of execution of this Debenture, at the time of drawdown hereunder and at each Conversion Date.

ARTICLE FOUR
COVENANTS AND REPRESENTATIONS OF THE CREDITOR

4.1                                                                               Acknowledgements of the Creditor

The Creditor acknowledges and agrees with the Corporation that:

(a)                                 The Corporation intends to complete the Private Placement and may complete additional financings in the future which may have a dilutive effect on existing stockholders at such time, including the Creditor, subject to the additional purchase rights granted to the Creditor in a previous financing;

(b)                                 No agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor has any such agency, governmental authority, regulatory body, stock exchange or other entity made any recommendation or endorsement with respect to the Securities;

(c)                                  The sale and delivery of the Debenture and the distribution of the Securities is conditional upon such sale being exempt from the registration and prospectus filing requirements in connection with the distribution of the Securities under Applicable Securities Laws or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(d)                                 The Securities are subject to resale restrictions under Applicable Securities Laws and the Creditor will comply with all applicable Laws concerning any resale of the Securities and the Creditor will consult with its legal advisors with respect to complying with any restrictions applying to such resale;

(e)                                  None of the Securities have been registered under the U.S. Securities Act or the Applicable Securities Laws of any State in the United States, and the Creditor may not offer, sell or otherwise transfer the Securities, directly or indirectly, within the United States, unless (i) the offer and sale of the Securities is registered under the U.S. Securities Act and the Applicable Securities Laws of all applicable States or (ii) an exemption from such registration requirements is available and the Creditor, prior to such sale or transfer, has furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, or other certifications reasonably satisfactory to the Corporation, to that effect;

(f)                                   Hedging transactions involving the Securities may not be conducted unless such transactions are in compliance with the provisions of the U.S. Securities Act and in each case only in accordance with Applicable Securities Laws;

(g)                                  The Debenture is being issued on a “private placement” basis;

(h)                                 The Creditor is solely responsible for obtaining such tax and legal advice from its own advisors as it considers appropriate in connection with the execution, delivery and performance by it of this Debenture and the transactions contemplated hereunder (including the resale and transfer restrictions referred to herein);

(i)                                     The Creditor understands and agrees that there may be material tax consequences as a result of acquiring, holding or disposing of the Securities. The Corporation gives no opinion and makes no representation with respect to the tax consequences under United States, Canadian, state, provincial, local or foreign tax Law as a result of the Creditor acquiring, holding or disposing of the Securities, and the Creditor acknowledges that it is solely its responsibility for determining the tax consequences of an investment in the Debenture;

(j)                                    In issuing this Debenture, the Corporation is relying upon the representations, warranties, covenants and acknowledgements of the Creditor set out herein. The Creditor hereby agrees to notify the Corporation immediately of any change in any representation, warranty, covenant, acknowledgement or other information relating to the Creditor contained in this Debenture that takes place prior to the Private Placement Closing Date;

(k)                                 The Creditor consents to the Corporation making a notation on its records or giving instructions to any registrar or transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described in this Debenture, and the Corporation will refuse to register any transfer of the Securities not made in accordance with Regulation S, pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements of the U.S. Securities Act and in accordance with Applicable Securities Laws of the applicable state;

(l)                                     The Creditor is solely responsible for any lost certificates representing the Securities issued with respect to this Debenture delivered to the address set forth in Section 8.6(a) hereof, and all costs relating to any future permitted removal of any legends affixed to the certificates representing the Securities issued pursuant to this Debenture;

(m)                             The Corporation has advised the Creditor that the Corporation is relying on an exemption from the requirements to provide the Creditor with a prospectus under Applicable Securities Laws and, as a consequence of acquiring the Debenture pursuant to this exemption, certain protections, rights and remedies provided by such Laws, including statutory rights of rescission or damages, will not be available to the Creditor;

(n)                                 No Person has made to the Creditor any written or oral representations:

(i)                                     that any Person will resell or repurchase the Securities;

(ii)                                  as to the future price or value of any of the Securities;

(o)                                 Upon the issuance thereof, and until such time as the same is no longer required under Applicable Securities Laws, any certificates representing the Securities, and all securities issued in exchange therefor or in substitution thereof, will bear legends in substantially the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 15, 2019.”

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED

HEREBY, EXCEPT (A) TO RISE GOLD CORP. (THE “ISSUER”); (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); (D) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT; OR (E) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE ISSUER AND/OR TRANSFER AGENT FOR THIS SECURITY, AS APPLICABLE, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS.”; and

(p)                                 The Creditor acknowledges and consents to the fact that the Corporation is collecting the Creditor’s personal information for the purpose of fulfilling this Debenture. The Creditor agrees that such personal information may be disclosed by the Corporation to (a) stock exchanges or securities regulatory authorities, (b) the Corporation’s registrar and transfer agent, (c) Canadian and U.S. tax authorities, (d) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and (e) any of the other parties involved in the issuance of the Debenture, including the Corporation’s legal counsel, and may be included in record books in connection with the issuance of the Securities. By executing this Debenture, the Creditor is deemed to be consenting to the foregoing collection, use and disclosure of the Creditor’s personal information and to the retention of such personal information for as long as permitted or required by Law or business practice. Notwithstanding that the Creditor may be acquiring the Securities as trustee or agent on behalf of an undisclosed principal, the Creditor agrees to provide, on request, particulars as to the identity of such undisclosed principal as may be required by the Corporation in order to comply with the foregoing.

4.2                                                                               Representations, Warranties and Covenants of the Creditor

The Creditor represents and warrants to, and covenants with the Corporation that:

(a)                                 The Creditor is resident in Nevada, USA;

(b)                                 The Creditor is purchasing the Debenture as principal for its own account and not for the benefit of any other Person, and not with a view to the resale or distribution of all or any of the Securities;

(c)                                  The Creditor will only offer, sell or otherwise transfer the Securities pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements imposed by the U.S. Securities Act and in compliance with state Applicable Securities Laws (and, in each case where there is no effective registration statement, only if an opinion of counsel of recognized standing reasonably satisfactory to the Corporation or other certifications reasonably satisfactory to the Corporation, have been provided to the Corporation to that effect);

(d)                                 The Creditor acknowledges and agrees that the Securities will be “restricted securities” within the meaning of Rule 144(a)(3) under the 1933 Act and will remain “restricted securities” notwithstanding any resale within or outside the United States unless the sale is completed pursuant to an effective registration statement under the U.S. Securities Act or is made in compliance with the exemption from registration provided by Rule 144 promulgated under the U.S. Securities Act;

(e)                                  The Creditor has no contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such Person, or anyone else, the Securities or any part thereof, or any interest therein, and has no present plans to enter into any such contract, undertaking, agreement or arrangement;

(f)                                   The Creditor is:

(i)                                     a U.S. Accredited Investor by virtue of being an entity in which all of the equity owners are U.S. Accredited Investors and shall be a U.S. Accredited Investor on the Private Placement Closing Date;

(ii)                                  an Accredited Investor by virtue of being a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are Accredited Investors;

(iii)                               acknowledges that it is acquiring the Securities as an investment for its own account and not with a view to any resale, distribution or other disposition of the Securities in violation of U.S. federal or state Applicable Securities Laws;

(iv)                              understands and acknowledges that the Securities have not been registered under the U.S. Securities Act or any state securities laws and that the sale of the Debenture contemplated hereby is being made solely to the Creditor, as a U.S. Accredited Investor in a transaction not requiring registration under the U.S. Securities Act; accordingly the Securities are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act;

(v)                                 acknowledges that the Corporation has not registered the offer and sale to the Creditor of the Debenture or the issuance of any of the Securities under the U.S. Securities Act, and that there are substantial restrictions on the transferability of, and that it may not readily be possible for the Creditor to liquidate, its investment in the Securities; and

(vi)                              acknowledges and confirms that the purchase of the Debenture has not been made through or as a result of any general solicitation or general advertising (as such terms are defined in Rule 502(c) of Regulation D);

(g)                                  The Creditor has been duly incorporated and validly exists under the Laws of its jurisdiction of incorporation or continuance and this Debenture has been duly authorized by all necessary corporate action and constitutes a legal and binding agreement of the Corporation;

(h)                                 The Creditor has not been created and is not being used primarily to permit the purchase of the Securities without a prospectus in reliance on an exemption from the prospectus requirements of Applicable Securities Laws or other applicable Laws;

(i)                                     The Creditor is capable of assessing and evaluating the risks and merits of this investment as a result of the Creditor’s financial, investment or business experience or as a result of advice received from a registered Person other than the Corporation or an Affiliate thereof, and the Creditor is able to bear the economic loss of its investment;

(j)                                    This Debenture has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Creditor except that the enforceability of this Debenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and similar Laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and will not violate or conflict with the terms of any restriction, agreement or undertaking to which the Creditor is a party;

(k)                                 No prospectus or offering memorandum within the meaning of Applicable Securities Laws has been delivered to or summarized for or seen by the Creditor in connection with the issuance of the Debenture and the Securities, and the Creditor is not aware of any such prospectus or offering memorandum having been prepared by the Corporation for such purpose;

(l)                                     The Creditor has no intention to, and will not, distribute (either directly or indirectly) any of the Securities in the United States, except in compliance with the U.S. Securities Act and the Applicable Securities Laws of all applicable states of the United States or if an exemption from such requirements is available;

(m)                             The entering into of this Debenture and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any Law applicable to, or the constating documents of, the Creditor or of any agreement, written or oral, to which the Creditor may be a party or by which it is or may be bound or the termination of any such agreement;

(n)                                 The Creditor will execute and deliver within the approved time periods, all documentation as may be required by the Applicable Securities Laws or other applicable Laws to permit the purchase and sale of the Securities on terms herein set forth;

(o)                                 If required by Applicable Securities Laws or other applicable Laws the Creditor will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issuance of the Securities as may be required;

(p)                                 The Corporation has provided the Creditor with the opportunity to ask questions and seek answers concerning this Debenture and the Creditor has had access to all information concerning the Corporation as it has considered necessary in connection with its decision to purchase the Debenture. The Creditor further represents and warrants that the Creditor has received satisfactory information concerning the business and financial condition of the Corporation in response to all inquiries in respect thereof;

(q)                                 The Corporation’s legal counsel is acting solely for the Corporation in connection with the Offering, the Creditor may not rely upon such counsel in any respect and the Creditor has been encouraged to and should obtain independent legal, income tax and investment advice with respect to its subscription;

(r)                                    The Creditor shall irrevocably appoint and designate a person having and maintaining a place of business in the Province of British Columbia as the true and lawful attorney and duly authorized agent for acceptance of services of legal process of the Creditor;

(s)                                   To the best of the Creditor’s knowledge none of the funds advanced (i) have been or will be derived from or related to any activity that is deemed criminal under the Laws the United States of America or any other jurisdiction, or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Creditor. The Creditor will promptly notify the Corporation if the Creditor discovers that any of such representations ceases to be true, and will provide the Corporation with appropriate information in connection therewith; and

(t)                                    The Creditor has read and understands the contents of this Debenture and agrees to be legally bound hereby.

4.3                                                                               Reliance Upon Representations, Warranties, Covenants and Acknowledgements

The Creditor acknowledges that the representations, warranties, covenants and acknowledgements contained in this Debenture are made by the Creditor with the intent that they may be relied upon by the Corporation and its legal counsel. The Creditor covenants with the Corporation that such representations, warranties, covenants and acknowledgements will be true at the time of execution of this Debenture, at the date of drawdown hereunder and at each Conversion Date, and will continue in full force and effect and be binding upon the Creditor notwithstanding any conversion of the Debenture or subsequent disposition of the Securities.

ARTICLE FIVE
 CONDITIONS PRECEDENT

5.1                                                                               Conditions Precedent to Advance

The obligation of the Creditor to make the advance under this Debenture will be subject to the completion of each of the following conditions precedent to the satisfaction of the Creditor:

(a)                                 the Creditor shall have received, in each case duly executed and delivered and in form and substance satisfactory to the Creditor, (i) this Debenture and (ii) each other Transaction Document;

(b)                                 the Creditor shall be satisfied that all governmental, regulatory, shareholder and third-party consents and approvals necessary or desirable in connection with entering into this Debenture and the transactions contemplated hereby, and the continuing operations of the Obligors and their subsidiaries, have been obtained and be in full force and effect,

(c)                                  the Creditor shall have received evidence of insurance coverage in form, scope and substance satisfactory to the Creditor and otherwise in compliance with Section 3.1(k) of this Debenture;

(d)                                 each Obligor shall have delivered an officer’s certificate from a senior officer of such Obligor attaching true and complete copies of its constating documents, a certificate of incumbency and resolutions of the directors of such Obligor authorizing the transactions contemplated hereby;

(e)                                  the Creditor shall be in receipt of a certificate of status or the equivalent for each Obligor from its jurisdictions of formation and each other jurisdiction in which such Obligor is registered;

(f)                                   the Creditor shall be in receipt of legal opinions, in form and substance satisfactory to the Creditor and its counsel, covering such matters incidental to the transactions contemplated by this Debenture as the Creditor and its counsel may require;

(g)                                  the Creditor shall have received a bringdown certificate of the Corporation confirming (i) all representations and warranties of the Obligors contained herein remain true and correct in all material respects, (ii) no Default or Event of Default exists under any of the Transaction Documents, and (iii) the non-occurrence of any Material Adverse Change;

(h)                                 the Creditor shall have received and be satisfied with the results of all personal property, real property, pending litigation, judgment, bankruptcy, bulk sale, execution and other searches conducted by the Creditor and its counsel with respect to each Obligor in all jurisdictions selected by the Creditor;

(i)                                     each Obligor shall have irrevocably appointed and designated a person having and maintaining a place of business in the Province of British Columbia as the true and lawful attorney and duly authorized agent for acceptance of services of legal process of such Obligor;

(j)                                    the Creditor shall have received such other documents, information and deliveries as may be reasonably required by the Creditor; and

(k)                                 the Corporation shall have made required filings under Applicable Securities Law required to permit the issuance of the Debenture and the allotment and issuance of the Units, Unit Shares, Warrants and Warrant Shares upon the terms and conditions set forth herein,  including without limitation, all required filings with the CSE.

ARTICLE SIX
CONVERSION OF CONVERTIBLE DEBENTURE

6.1                                                                               Optional Conversion of Debenture into Units.

(a)                                 Optional Conversion. The Creditor shall have the right, at its option upon written notice at any time and from time to time during which any Obligations are outstanding, to convert the whole or any part of the Obligations outstanding hereunder into Units.  The number of Units issuable on any such conversion shall be determined by dividing the amount of the Obligations elected for conversion by the Conversion Price, subject to the terms and conditions and in the manner set forth herein.

(b)                                 Discretionary Conversion Mechanism. The Creditor may exercise its rights to convert herein by delivering to the Corporation a Conversion Notice setting out the Conversion Amount, the resulting number of Units and the Conversion Date.  Thereupon, the Creditor shall be entered in the books of the Corporation as at the applicable Conversion Date as the holder of the number of fully paid and non-assessable Unit Shares and Warrants into which the designated principal sum is convertible in accordance with the provisions hereof and, as soon as practicable thereafter, the Corporation shall deliver a certificate or certificates representing such Unit Shares and Warrants to the Creditor.

(c)                                  No Prejudice. An election to convert after an Event of Default is without prejudice to the other remedies available to the Creditor.

6.2                                                                               Automatic Conversion Mechanism

(a)                                 Automatic Conversion. Provided that the Private Placement Closing Date occurs on or before August 14, 2019, the whole of the Principal Sum outstanding hereunder will be deemed, without any further action, to be converted into Units effective as of the Private Placement Closing Date.

(b)                                 Automatic Conversion Procedure.  At least three Business Days prior to the Private Placement Closing Date the Corporation shall notify the Creditor of the impending closing of the Private Placement and the number of Units to be issued to the Creditor pursuant to section 6.2(a). The number of Units issuable on the Private Placement Closing Date pursuant to this Section 6.2 shall be determined by dividing the outstanding Principal Sum by the Conversion Price, subject to the terms and conditions and in the manner set forth herein.

6.3                                                                               Resale Restrictions

(a)                                 U.S. Resale Restrictions.  All Unit Shares and Warrants issuable upon conversion of this Debenture or in lieu of a cash interest payment as contemplated by Section 2.3 (a), and all Warrant Shares issuable upon any exercise of Warrants, shall bear the U.S. restrictive legend set forth on the cover page of this Debenture and be subject to the resale restrictions on Applicable Securities Laws.

(b)                                 Canadian Resale Restrictions. All Unit Shares and Warrants issued upon conversion of this Debenture (and any Warrant Shares issued upon any exercise of Warrants) prior to June 15, 2019 shall bear the Canadian legend set forth on the cover page of this Debenture and be subject to the resale restrictions of Applicable Securities Laws.

6.4                                                                               Conversion Date.

For the purposes hereof, this Debenture (or such part thereof, if applicable) shall be deemed to be converted on the applicable Conversion Date. As of and from the applicable Conversion Date, the Unit Shares so issued shall for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares in the name of the Creditor and the Warrants so issued shall for all purposes be and be deemed to be issued and outstanding. Upon the issue by the Corporation of the said certificate or certificates representing the applicable Unit Shares and Warrants, the principal amount of this Debenture, as the case may be, shall be automatically reduced by such principal amount.

6.5                                                                               No Fractional Securities.

Notwithstanding anything contained herein, the Corporation shall in no case be required to issue fractional securities upon the conversion of this Debenture.  If any fractional interest in the securities would, except for the provisions of this Section, be deliverable upon the conversion of this Debenture, the Corporation shall, in lieu of delivering any certificate of fractional interest, satisfy the fractional interest by issuing the next highest whole number of Unit Shares or Warrants.

6.6                                                                               Reservation of Unit Shares and Warrants.

The Corporation covenants and agrees that so long as any part of the principal sum outstanding hereunder or interest under this Debenture remains outstanding, it will at all times reserve out of its unissued Shares a sufficient number of unissued Unit Shares and keep available a sufficient number of Warrants so as to entitle all of such principal sum outstanding hereunder at any time to be converted upon the basis and upon the terms and conditions provided for in this Article Six.

6.7                                                                               Adjustment of Shares of the Corporation.

In the event of any reclassification or change of the Shares or in the case of any stock dividend or distribution payable on the Shares or any amalgamation or merger of the Corporation with or into any other corporation (other than an amalgamation or merger which does not result in any reclassification or change of the shares), the Creditor shall be entitled to receive, and shall accept in the event of conversion, in lieu of the number of Unit Shares and Warrants to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which the Creditor would have been entitled to receive as a result of such reclassification, change, dividend payment, distribution, amalgamation or merger if, on the effective date thereof, the Creditor had been a registered holder of the respective number of Unit Shares and Warrants to which it was theretofore entitled upon conversion.

6.8                                                                               Notice of Special Matters

The Corporation shall give notice to the Creditor, in the manner provided in Section 8.6(a), of its intention to fix a record date for any event mentioned in Section 6.7 which may give rise to an adjustment in the Unit Shares and Warrants which may be acquired pursuant to this Article Six, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given.  Such notice shall be given not less than 14 days prior to such applicable record date.

ARTICLE SEVEN
EVENTS OF DEFAULT

7.1                                                                               Events of Default.

The occurrence of any one or more of the following events or conditions shall constitute an “Event of Default” under this Debenture:

(a)                                 any Obligor fails to pay any principal amount owing under this Debenture or any other Transaction Document to which it is a party when due or any interest, fee or other amount payable hereunder or such other Transaction Document when due and payable;

(b)                                 any representation, warranty, certification or other statement of fact made or deemed made by or on behalf of any Obligor herein or in any other Transaction Document to which it is a party or any amendment or modification hereof or thereof or waiver hereunder or thereunder or in any certificate, document, report, financial statement or other document furnished by or on behalf of any Obligor under or in connection with this Debenture or any other Transaction Document, proves to have been false or misleading in any material respect on or as of the date made or deemed made;

(c)                                  any Obligor fails to perform or observe any covenant, term, condition or agreement contained in this Debenture or fails to perform or observe any other covenant, term, condition or agreement contained in any other Transaction Document to which it is a party;

(d)                                 any event or condition occurs that results in any indebtedness of any Obligor becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder such indebtedness or any trustee or agent on the holder’s behalf to cause any such indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(e)                                  any Obligor fails to perform or observe any covenant, term, condition or agreement under any Material Contract to which it is a party;

(f)                                   any Obligor shall commence a voluntary case or other proceeding seeking a stay, liquidation, reorganization, compromise, arrangement or other relief with respect to any Obligor or its debts under any bankruptcy, insolvency, arrangement or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of any Obligor or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due;

(g)                                  an involuntary case or other proceeding shall be commenced against any Obligor seeking a stay, liquidation, reorganization, compromise, arrangement or other relief with respect to any Obligor or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of any Obligor or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days;

(h)                                 if any proceedings are taken to enforce any Encumbrance affecting the assets of any Obligor or if a distress or any similar process be levied or enforced against such assets and such proceedings are not dismissed or stayed within twenty (20) days after the commencement thereof;

(i)                                     if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor or any of its subsidiaries in connection with any judgment against it in an aggregate amount of at least $100,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(j)                                    if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $100,000;

(k)                                 this Agreement, any other Transaction Document or any material obligation or other material provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of each Obligor party thereto, or is declared to be void or voidable or is repudiated by any Obligor, or the validity, legality or enforceability hereof or thereof is at any time contested by such Obligor, or such Obligor denies that it has any or any further liability or obligation hereunder or thereunder, or at any time it is unlawful for such Obligor to perform any of its material obligations hereunder or thereunder;

(l)                                     any Encumbrance purported to be created by the Security Agreements (or any other security document granted in favour of the Creditor pursuant to this Debenture) shall cease to be, or shall be asserted by any Obligor not to be, a valid, perfected, first priority Encumbrance in Collateral (subject to Permitted Encumbrances) with a fair market value in excess, individually or in the aggregate, of $100,000;

(m)                             any Change of Control occurs;

(n)                                 any Obligor or any of its subsidiaries shall abandon or suspend all or any material portion of its interest in the Project or surrender, cancel or release, or suffer any termination or cancellation of its licence, any of its material right or interest in the Project;

(o)                                 any Governmental Authority:

(i)                                     condemns, nationalises, seizes or otherwise expropriates all or any material portion of the Project; or

(ii)                                  assumes custody or control of all or any material portion of the Project,

(p)                                 there occurs, in the judgement of the Creditor, a Material Adverse Change.

7.2                                                                               Rights of the Creditor

(a)                                 Upon the occurrence and during the continuance of an Event of Default, following written notice from the Creditor, all Obligations shall become forthwith due and payable.

(b)                                 The Creditor, without exonerating in whole or in part any Obligor, or forfeiting any rights hereunder may grant time, renewals, extensions, indulgences, releases and discharges to, may take securities from and give the same and any or all existing securities up to, may abstain from taking securities from or from perfecting securities of, may accept compositions from, and may otherwise deal with each Obligor and all other Persons and securities as the Creditor may see fit.

(c)                                  Following the occurrence of an Event of Default, and for so long as such event shall persist, if any Obligor shall fail to perform any of its covenants or agreements in this Debenture or any other applicable Transaction Document, the Creditor may (but shall have no obligation to) perform any or all such covenants or agreements in any manner deemed fit by the Creditor without thereby waiving any rights to enforce the applicable Transaction Documents.

(d)                                 Nothing herein shall obligate the Creditor to extend or amend any credit to any Obligor or to any other Person.

(e)                                  No failure to exercise and no delay in exercising, on the part of the Creditor, any right, remedy, power or privilege hereunder or under the other Transaction Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

ARTICLE EIGHT
GENERAL

8.1                                                                               Indemnities

The Creditor agrees to indemnify and hold harmless the Corporation and its directors, officers, employees, agents, advisors and legal counsel, and their respective Associates and Affiliates, from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Creditor contained herein or in any document furnished by the Creditor to the Corporation in connection herewith being untrue in any material respect or any breach or failure by the Creditor to comply with any covenant, acknowledgement or agreement made by the Creditor herein or in any document furnished by the Creditor to the Corporation in connection herewith.  Each of the Obligors agrees to indemnify and hold harmless the Creditor and its directors, officers, employees, agents, advisors and legal counsel, and their respective Associates and Affiliates, from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of such Obligor contained herein or in any document furnished by such Obligor to the Creditor in connection herewith being untrue in any material respect or any breach or failure by such Obligor to comply with any covenant, acknowledgement or agreement made by such Obligor herein or in any document furnished by such Obligor to the Creditor in connection herewith.

8.2                                                                               Waiver.

No act or omission by the Creditor in any manner whatever shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only an express waiver in writing. No waiver of any of the provisions of this Debenture shall be deemed to constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a waiver or continuing waiver unless expressly provided in writing duly executed by the party to be bound thereby. A waiver of default shall not extend to, or be taken in any manner whatsoever to affect the rights of the Creditor with respect to any subsequent default, whether similar or not. Each Obligor waives every defence based upon any or all indulgences that may be granted to the Creditor.

8.3                                                                               No Merger or Novation.

Neither the taking of any judgment nor the exercise of any power of seizure or sale shall operate to extinguish the liability of each Obligor to pay the moneys owing under the Transaction Documents to which it is a party nor shall the same operate as a merger of any covenant herein contained or of any other Obligation, nor shall the acceptance of any payment or security constitute or create any novation.

8.4                                                                               Amalgamation.

Each Obligor acknowledges that if it amalgamates with any other corporation or corporations (a) the term “Corporation” or “Guarantor”, as applicable, and “Obligor” where used herein shall extend to and include each of the amalgamating corporations and the amalgamated corporation, and (b) the term, “Obligations”, where used herein shall extend to and include the Obligations of each of the amalgamating corporations and the amalgamated corporation.

8.5                                                                               Creditor May Remedy Default.

If any Obligor fails to do anything hereby required to be done by it, the Creditor may, but shall not be obliged to, do all or any such things, and all sums thereby expended by the Creditor shall be payable forthwith the Obligors, shall be secured by the Security Agreements and shall have the benefit of the lien created thereby, but no such performance by the Creditor shall be deemed to relieve the Obligors from any default or Event of Default hereunder.

8.6                                                                               Notices.

All notices, requests, demands or other communications (collectively, “Notices”) by the terms hereof required or permitted to be given by one party hereto to the other parties hereto, or to any other Person shall be given by e-mail as the primary and required form of notice with return receipt confirmed and, as a supplemental form of notice only, in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission or by electronic mail to such other party at:

(a)                                 to the Creditor at:

Meridian Jerritt Canyon Corp.
c/o Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, ON M5J 2J3

Attention:	Sofia Tsakos
Email:	stsakos@Yamana.com
Fax No.:	(416) 815-0021

(b)                                 to the Corporation at:

Rise Gold Corp.
650 — 669 Howe Street

Vancouver, BC V6C 0B4

Attention:	Benjamin W. Mossman
Email:	ceo@risegoldcorp.com
Fax No.:	604-428-1124

(c)                                  to the Guarantor at:

Rise Grass Valley Inc.
333 Crown Point Circle, Ste 215

Grass Valley, CA 95945

Attention:	Benjamin W. Mossman
Email:	ceo@risegoldcorp.com
Fax No.:	604-428-1124

or at such other address as may be given by any party hereto to the other party hereto in writing from time to time. All such Notices shall be deemed to have been received when delivered or transmitted, or, if mailed, seventy-two (72) hours after 12:01 a.m. on the day following the day of the mailing thereof. If any Notice shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such Notice shall be deemed to have been received seventy-two (72) hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted, all Notices shall be given by personal delivery, by facsimile transmission or by electronic mail.

8.7                                                                               Invalidity of any Provisions.

Any provision of this Debenture which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms and provisions hereof or thereof and no such invalidity shall affect the obligation of each Obligor to repay the Obligations.  This Debenture and all its provisions shall enure to the benefit of the Creditor, its successors and assigns and shall be binding upon the each Obligor, its successors and assigns. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

8.8                                                                               Amendments.

This Debenture may only be amended by written agreement signed by each of the parties hereto.

8.9                                                                               Entire Agreement.

This Debenture sets forth the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all existing agreements between them concerning such subject matter.

8.10                                                                        Assignments.

No Obligor may assign, transfer or deliver all or any part of its rights or obligations hereunder without the prior written consent of the Creditor.  The Creditor may, without the Obligors’ consent, assign, transfer or deliver all or any part of its rights and obligations hereunder.

8.11                                                                        Further Assurances.

Each Obligor shall, at such Obligor’s expense and upon request of the Creditor, duly execute and deliver, or cause to be duly executed and delivered, to the Creditor such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Creditor to carry out more effectively the provisions and purposes of this Debenture.

8.12                                                                        Payments without Deduction.

All payments to be made by an Obligor under this Debenture or any other Transaction Document (whether on account of principal, interest, fees, costs or any other amount) shall be made in Canadian dollars and shall be made in freely transferable, immediately available funds and without set-off, withholding or deduction of any kind whatsoever, except to the extent required by Applicable Law; provided that if an Obligor shall be required to deduct or withhold any Taxes from such payments, then the sum payable shall be increased as necessary so that, after making all required deductions or withholdings, the Creditor receives an amount equal to the sum it would have received had no such deduction or withholding been made.

[Signature page follows]

This Debenture has been executed by the parties.

RISE GOLD CORP.

By:	/s/ Vince Boon
Name: Vince Boon
Title: CFO

RISE GRASS VALLEY INC.

By:	/s/ Vince Boon
Name: Vince Boon
Title: CFO/Treasurer

MERIDIAN JERRITT CANYON CORP.

By:	/s/ Sofia Tsakos
Name: Sofia Tsakos
Title: Director

[Signature Page to Convertible Debenture]

EXHIBIT A

FORM OF NOTICE OF REQUEST FOR ADVANCE

TO:                         Meridian Jerritt Canyon Corp. (the “Creditor”)

DATE: [month day, year]

1.                                      This Notice of Request for Advance is delivered to you under Section 2.2(a) of the convertible debenture dated February 14, 2019 among, inter alios, Rise Gold Corp. and the Creditor (as amended, supplemented, restated, replaced, or otherwise modified from time to time, the “Debenture”).

2.                                      Capitalized terms used in this request and not otherwise defined have the meanings given to them in the Debenture.

3.                                      The Corporation hereby requests an advance as follows:

Date of advance: [insert date]

Amount: CDN$1,000,000

4.                                      Please remit funds to:

[insert remittance instructions]

5.                                      All of the Corporation’s representations and warranties in Article 3 of the Debenture are true and correct as at the date of this request as though made on and as of the date of this request.

6.                                      All of the Corporation’s covenants contained in Article 3 of the Debenture, together with all of the conditions precedent to the advances hereby requested and all other terms contained in the Debenture to be complied with by the Corporation that have not been properly waived in writing by or on behalf of the Creditor, have been fully complied with.

7.                                      No Default or Event of Default has occurred and is continuing nor will any such event occur as a result of the aforementioned advance.

[Signature page follows]

Dated as of the date first written above.

RISE GOLD CORP.

By:
Name:
Title:

By:
Name:
Title:

3

EXHIBIT B

FORM OF CONVERSION NOTICE

TO:                         Rise Gold Corp. (the “Corporation”)

DATE: [month day, year]

1.                                      This Conversion Notice is delivered to you under Section 6.1(b) of the convertible debenture dated February 14, 2019 among, inter alios, the Corporation and Meridian Jerritt Canyon Corp. (as amended, supplemented, restated, replaced, or otherwise modified from time to time, the “Debenture”).

2.                                      Capitalized terms used in this request and not otherwise defined have the meanings given to them in the Debenture.

3.                                      The Corporation hereby elects to convert all/part of the outstanding Obligations into Units as follows:

Conversion Date: [insert date]

Conversion Amount: CDN$[insert amount]

Units: [•]

4.                                      The Unit Shares and Warrants are to be issued in the name of Meridian Jerritt Canyon Corp.

[Signature page follows]

4

Dated as of the date first written above.

MERIDIAN JERRITT CANYON CORP.

By:
Name:
Title:

By:
Name:
Title:

5

EXHIBIT C

FORM OF WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY, OR ANY SECURITIES THAT ARE ISSUABLE UPON ITS EXERCISE, BEFORE JUNE 15, 2019.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED HEREBY, EXCEPT (A) TO RISE GOLD CORP. (THE “ISSUER”); (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); (D) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT; OR (E) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE ISSUER AND/OR TRANSFER AGENT FOR THIS SECURITY, AS APPLICABLE, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS.

WARRANT CERTIFICATE

RISE GOLD CORP.
(incorporated under the laws of the State of Nevada)

Certificate No. •	Warrants to Purchase
• Shares of Common Stock

THIS IS TO CERTIFY THAT, for value received, Meridian Jerritt Canyon Corp., 4635 Longley Lane, Unit 110, 4A, Reno, Nevada 89502, USA, (the “Holder”) is entitled to purchase up to • fully paid and non-assessable shares of the common stock (the “Warrant Shares”) of Rise Gold Corp. (the “Corporation”) at a price of $0.13 per Warrant Share at any time up to 5:00 PM (Vancouver time) on •, 2021 (the “Expiry Time”), upon and subject to the terms and conditions contained in this warrant certificate (this “Warrant Certificate”).

The securities represented hereby will be void and of no value unless exercised prior to the Expiry Time.

The rights represented by this Warrant Certificate may only be exercised by the Holder, in whole or in part (but not as to any fractional Warrant Shares), by:

(a)         duly completing, in the manner indicated, and executing the exercise form attached as Schedule “A” hereto (the “Exercise Form”); and

(b)         surrendering this Warrant Certificate to the Corporation during normal business hours at Suite 650 — 669 Howe Street, Vancouver, British Columbia, V6C 0B4, Attention: Chief Financial Officer, together with cash, a certified cheque, bank draft or money order payable to or to the order of the Corporation, or evidence of a wire transfer sent to a bank account designated in writing by the Corporation, in the amount of the aggregate Exercise Price for the number of Warrant Shares subscribed.

Upon the exercise of the rights represented by this Warrant Certificate and payment of such aggregate Exercise Price in accordance with the terms hereof, the Warrant Shares for which the Holder has subscribed shall be deemed to have been issued and the Holder shall be deemed to have become the holder of record of the applicable number of Warrant Shares on the date of such exercise and payment.

In the event of any exercise of the Warrants represented by this Warrant Certificate, certificates representing the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding five business days after such exercise and, unless this Warrant Certificate has expired, a new warrant certificate representing the number of Warrants, if any, with respect to which this Warrant Certificate has not then been exercised, shall also be issued and delivered to the Holder within such time.

Subject to applicable securities laws, the Warrants are transferable and the term “Holder” shall mean and include any successor, transferee or assignee of the current or any future Holder.  The Warrants may be transferred by the Holder (a) completing and delivering to the Corporation the form of transfer attached hereto as Schedule “B” and (b) delivering to the Corporation an opinion of counsel reasonably satisfactory to the Corporation, or other certification reasonably satisfactory to the Corporation, confirming that the transfer is being made in compliance with an available exemption from the registration requirements of the U.S. Securities Act and applicable state laws.

The Corporation covenants to the Holder that, for so long as any securities represented by this Warrant Certificate remain outstanding:

(a)         it will reserve and keep available a sufficient number of shares of common stock (each, a “Share”) for the purpose of enabling it to satisfy its obligations to issue any Warrant Shares upon the exercise of any Warrant represented hereby;

(b)         it will cause the Warrant Shares from time to time acquired pursuant to the exercise of any Warrants represented hereby to be duly issued and delivered in accordance with this Warrant Certificate and the terms hereof;

(c)          all Warrant Shares which shall be issued upon the exercise of the Warrants represented hereby shall be fully paid and non-assessable;

(d)         it will use reasonable commercial efforts to maintain its existence and carry on its business in the ordinary course;

(e)          it will use reasonable commercial efforts to ensure that all Shares outstanding or issuable from time to time (including, without limitation, the Warrant Shares issuable upon the exercise hereof) continue to be or are listed and posted for trading on the Canadian Securities Exchange (the “Exchange”) (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Shares ceasing to be listed and posted for trading on the Exchange, so long as the holders of Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchange; and

(f)           it will make all requisite filings under Canadian and U.S. federal and state applicable securities laws including those necessary to remain a reporting issuer not in default in the United States and each of the Canadian provinces and other Canadian jurisdictions where it is or becomes a reporting issuer.

The Corporation represents and warrants to the Holder that the Corporation is duly authorized and has all corporate and lawful power and authority to issue and create, as applicable, the Warrants represented hereby and the Warrant Shares issuable upon the exercise thereof, to execute and deliver this Warrant

Certificate and to perform its obligations hereunder and that this Warrant Certificate represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of •, 2019.

RISE GOLD CORP.

Per:
Authorized Signatory

TERMS AND CONDITIONS

1.              In the event of any alteration of the Shares, including any subdivision, consolidation, rights offering, reclassification or payment of any stock dividends, or in the event of any form of reorganization of the Corporation, including any amalgamation, merger or arrangement (collectively, a “Reorganization”), an adjustment will be made to the terms of the securities represented by this Warrant Certificate (including without limitation, the Exercise Price) such that the Holder, upon the exercise of any such securities following the completion of the Reorganization, will be entitled to receive the same number and kind of securities that it would have been entitled to receive as a result of the Reorganization had it exercised such securities immediately prior to the Reorganization.

2.              The Corporation will not effect any Reorganization which could result in a successor to the Corporation unless prior to or simultaneously with the consummation thereof, the entity succeeding the Corporation acknowledges in writing that it is bound by and will comply with the provisions set forth in this Warrant Certificate.

3.              If, at any time:

(a)                                 the Corporation pays any dividend payable in stock or other securities upon the Shares or makes any distribution to the holders of the Shares;

(b)                                 the Corporation offers for subscription pro rata to the holders of the Shares any additional shares of stock or other securities of any class or other rights;

(c)                                  there is a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation; or

(d)                                 the Corporation effects any Reorganization;

written notice prior to the earlier of (i) the date on which the books of the Corporation will close; and (ii) a record will be taken for (A) such dividend, distribution or offer of subscription rights; or (B) determining rights to vote with respect to such dissolution, liquidation or winding-up or Reorganization and, in the case of such dissolution, liquidation or winding-up or Reorganization, at least 14 days’ prior written notice of the date when the same will take place.  Such written notice will also specify, in the case of any dividend, distribution or offer of subscription rights, the date on which the holders of the Shares will be entitled thereto, and such notice will also specify the date on which the holders of the Shares will be entitled to exchange the Shares for securities or other property deliverable upon any dissolution, liquidation or winding-up or Reorganization, as the case may be.

4.              In accordance with this Warrant Certificate, and in addition to the adjustments set out in Section 1, the Corporation will make any adjustments it considers necessary and equitable, acting in good faith, in the event of any reorganization, transaction, change or alteration to the Shares to ensure that, directly or indirectly, no such reorganization, transaction, change or alteration in any way limits or restricts the number of Shares which may ultimately be acquired by the Holder pursuant to the exercise of this Warrant Certificate.  If at any time a dispute arises with respect to any adjustments provided for herein, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of the Corporation and any such determination, absent manifest error, will be binding upon the Corporation, the Holder and stockholders of the Corporation.  The Corporation will provide such auditors or accountants with access to all necessary records of the Corporation and fees payable to such accountants or auditors will be paid by the Corporation.

5.              To the extent that this Warrant Certificate confers the right to purchase a fraction of a Warrant Share, such right may be exercised in respect of such fraction only in combination with one or more Warrants which in the aggregate entitle the Holder to subscribe for and purchase a whole number of Warrant Shares.  The Corporation will not issue any fractional Shares or provide consideration lieu thereof.

6.              The Holder may, at any time prior to the Expiry Time, upon the surrender of this Warrant Certificate to the Corporation and upon the payment of such applicable charges as may be required by the Corporation from time to time, exchange this Warrant Certificate for another warrant certificate entitling the Holder to subscribe for and purchase the same number of Warrant Shares as are purchasable under this Warrant Certificate at the time of such exchange.

7.              This Warrant Certificate shall not entitle the Holder to any rights as a stockholder of the Corporation, including voting rights.

8.              Any notice to be given hereunder to the Holder shall be given in writing and either sent by electronic transmission, delivered, or mailed by prepaid post to the Holder at the address indicated on the first page of this Warrant Certificate, or at such other address as the Holder may designate to the Corporation by written notice.  If such notice is sent by electronic transmission or is delivered, it shall be deemed to have been given at the time of sending or delivery; if such notice is sent by mail, it shall be deemed to have been given 72 hours following the date of mailing.  In the event of a mail strike or disruption in postal service at or prior to the time a notice is deemed to have been received by mail, such notice shall be delivered or sent by electronic transmission.

9.              This Agreement and all related agreements between the Parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia, without reference to its rules governing the choice or conflict of laws. The Parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the city of Vancouver, with respect to any dispute to or arising out of this Agreement.

10.       All references to currency in this Warrant Certificate are to Canadian dollars.

11.       Time shall be of the essence hereof.

SCHEDULE “A”

EXERCISE FORM

TO:                           Rise Gold Corp.
Suite 650 — 669 Howe Street
Vancouver, BC V6C 0B4
Attention: Chief Financial Officer

The undersigned hereby exercises the right provided for in the Warrant Certificate to which this Exercise Form is attached to purchase                 Warrant Shares according to the terms and conditions of such Warrant Certificate and herewith makes payment in the amount of $                as the purchase price in full for such Warrant Shares at a price of $0.13 per Warrant Share or the adjusted dollar amount per Warrant Share at which the undersigned is entitled to purchase such Warrant Shares as provided in the Warrant Certificate.

The undersigned hereby directs that the Warrant Shares be issued and delivered as follows:

Name	Address	Number of Shares

The undersigned represents, warrants and certifies that at the time of exercise of the rights represented by the Warrant Certificate (CHECK one (only) of the following):

☐                                    (1)                                 The undersigned holder (i) is not in the United States, (ii) is not a U.S. person (“U.S. Person”), as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), (iii) is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this exercise form in the United States, and (v) delivery of the underlying shares will not be to an address in the United States; OR

☐                                    (2)                                 The undersigned holder (a) is the original U.S. purchaser of the Warrants, (b) is exercising the Warrants for its own account, and (c) is an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act at the time of exercise of the Warrants; OR

☐                                    (3)                                 If the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person exercising for the account or benefit of a U.S. Person or a person in the United States, (iv) executing or delivering this exercise form in the United States or (v) requesting delivery of the underlying shares in the United States, the undersigned holder has delivered to the Corporation and the Corporation’s transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation) or other certifications reasonably satisfactory to the Corporation to the effect that the offer and sale of the Warrant Shares to be delivered upon exercise of the Warrants is exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

It is understood that the Corporation and its transfer agent may require evidence to verify the foregoing representations.

Except as otherwise defined, capitalized terms used in this Exercise Form have the meanings ascribed thereto in the Warrant Certificate to which this Exercise Form is attached.

Signature

Name

Title (if applicable)

Date

SCHEDULE “B”

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto             (name) (the “Transferee”), of                                                                                                                         (residential address)                                          Warrants of Rise Gold Corp. (the “Corporation”) registered in the name of the undersigned on the records of the Corporation represented by the attached Warrant certificate, and irrevocably appoints the Secretary of the Company as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the         day of                  , 20  .

Signature Guaranteed	(Signature of Warrant holder, to be the same as appears on the face of this Warrant Certificate)

(Print Name)

(Print Address)

Instructions:

1.                                      Signature of the Warrant holder must be the signature of the person appearing on the face of this Warrant Certificate.

2.                                      If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

3.                                      Warrants shall only be transferable in accordance with applicable laws.

Exhibit D

GUARANTEE

made by

RISE GRASS VALLEY INC.

in favour of

MERIDIAN JERRITT CANYON CORP.

dated as of

February 14, 2019

This GUARANTEE (this “Guarantee”), dated as of February 14, 2019, is made by Rise Grass Valley Inc., a Nevada corporation, (the “Guarantor”) in favour and for the benefit of Meridian Jerritt Canyon Corp., a Delaware Corporation (the “Creditor”).

RECITALS

WHEREAS, Rise Gold Corp., a Nevada corporation (the “Corporation”), has entered into a convertible debenture dated February 14, 2019 with the Guarantor and the Creditor (as amended, amended and restated, renewed, extended, supplemented, replaced or otherwise modified from time to time, the “Convertible Debenture”);

WHEREAS, the Guarantor considers it in its best interest to provide this guarantee as the Guarantor will derive substantial direct and indirect benefits from the Creditor providing credit and other financial accommodations to the Corporation;

WHEREAS, it is a condition precedent to the Creditor making credit available to the Corporation under the Convertible Debenture from time to time that the Guarantor shall have executed and delivered this Guarantee.

NOW THEREFORE, in consideration of the Creditor agreeing to, and in order to induce the Creditor to, extend credit in favour of the Corporation under the terms of the Convertible Debenture, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantor hereby agrees as follows:

ARTICLE 1
INTERPRETATION

1.01                        Definitions.

For purposes of this Guarantee, capitalized terms used herein without definition shall have the meanings ascribed to them in the Convertible Debenture, and the following terms shall have the following meanings:

“Convertible Debenture” is defined in the Preamble hereof.

“Corporation” is defined in the Preamble hereof.

“Creditor” is defined in the Preamble hereof.

“Guarantee” is defined in the Preamble hereof.

“Guaranteed Obligations” is defined in Section 2.01.

“Guarantor” is defined in the Preamble hereof.

“Transaction Documents” means the Convertible Debenture and the Security Agreements (as defined in the Convertible Debenture).

1.02                        References to Specific Terms

Where this Guarantee uses the word “including,” it means “including without limitation,” and where it uses the word “includes,” it means “includes without limitation.”

1.03                        Headings

The headings used in this Guarantee and its division into articles, sections, schedules, exhibits, appendices, and other subdivisions do not affect its interpretation.

1.04                        Internal references

References in this Guarantee to articles, sections, schedules, exhibits, appendices, and other subdivisions are to those parts of this Guarantee.

ARTICLE 2
AGREEMENT TO GUARANTEE OBLIGATIONS

2.01                        Guarantee.

The Guarantor, hereby unconditionally and irrevocably guarantees, as primary obligor and not merely as surety,

(a)                                 the due and prompt payment by the Corporation of all present and future indebtedness, liabilities and obligations (including all principal, interest, fees, expenses and other amounts) of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured, joint or several, in any currency and whether as principal debtor, guarantor, surety or otherwise) of the Corporation to the Creditor under, in connection with or with respect to the Transaction Documents as and when due, whether at stated maturity, by acceleration, declaration, demand, or otherwise; and

(b)                                 the due and prompt performance of all covenants, agreements, obligations and liabilities of the Corporation under or in respect of the Transaction Documents;

all such obligations, whether now or hereafter existing, being referred to collectively as the “Guaranteed Obligations”. The Guarantor further agrees that all or part of the Guaranteed Obligations may be increased, extended, substituted, amended, renewed or otherwise modified without notice to or consent from the Guarantor and such actions shall not affect the liability of the Guarantor hereunder.

2.02                        Indemnity

If the Creditor cannot recover the Guaranteed Obligations under Section 2.01 for any reason, then, in addition to the guarantee provided by the Guarantor in Section 2.01 and as a separate and distinct obligation, the Guarantor shall indemnify the Creditor against all direct and indirect

2

claims, losses, payments, and expenses that the Creditor may suffer or incur in connection with the Corporation’s failure to satisfy the Guaranteed Obligations.

2.03                        Demand.

Liability of the Guarantor to make payment under this Guarantee shall arise immediately upon delivery by the Creditor to the Guarantor of a written demand for payment.

2.04                        Interest

The Guarantor’s liability, whether as a guarantor, indemnitor, or primary obligor, bears interest from the date that the Creditor makes a demand upon the Guarantor, both before and after demand, default, or judgment and until actual payment in full, at an annual rate of interest fluctuating with and at all times equal to the highest rate applicable to the Guaranteed Obligations, calculated and payable monthly. The terms of Section 2.03(c) of the Convertible Debenture are herein incorporated by reference, mutatis mutandis.

2.05                        Agreed currency

The Guarantor shall make payments under this Guarantee on account of the Guaranteed Obligations in the currency in which the Corporation must pay each component of the Guaranteed Obligations.

2.06                        Reinstatement.

The Guarantor agrees that its guarantee hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Guaranteed Obligation is voided, rescinded or must otherwise be returned by the Creditor or any other person upon the insolvency, bankruptcy or reorganization of the Corporation or otherwise.

2.07                        Acceleration of maturity

Provided an Event of Default has occurred, the Creditor may accelerate the maturity date of the Guaranteed Obligations for the purposes of this Guarantee, notwithstanding any stay existing under any bankruptcy, insolvency, reorganization, or other similar Applicable Law of any jurisdiction preventing that acceleration.

ARTICLE 3
GUARANTEE ABSOLUTE AND UNCONDITIONAL; WAIVERS

3.01                        Guarantee Absolute and Unconditional; No Waiver of Obligations.

The Guarantor guarantees that the Guaranteed Obligations will be paid and performed strictly in accordance with the terms of the Convertible Debenture and the other Transaction Documents, regardless of any law, regulation or order of any Governmental Authority now or hereafter in effect. The obligations of the Guarantor hereunder are independent of the obligations of the Corporation under any Transaction Document. A separate action may be brought against the Guarantor to enforce this Guarantee, whether or not any action is brought against the Corporation or whether or not the Corporation is joined in any such action. The Creditor shall not be required to seek recourse against the Corporation or any other party or realize upon any security it may hold before being entitled to payment by the Guarantor under this Guarantee. The liability of the Guarantor hereunder is irrevocable, continuing, absolute and unconditional

3

and the obligations of the Guarantor hereunder, to the fullest extent permitted by applicable law, shall not be discharged or impaired or otherwise affected by, and the Guarantor hereby irrevocably waives any defences to enforcement or liability hereunder it may have (now or in the future) by reason of:

(a)                                 any illegality, invalidity or unenforceability of any Guaranteed Obligation, any Transaction Document or any related agreement, security or instrument for any reason whatsoever;

(b)                                 any impossibility, impracticality, frustration of purpose, force majeure, or act of government;

(c)                                  any limitation, postponement, subordination, prohibition, or other restriction on the Creditor’s rights and remedies in connection with the Guaranteed Obligations (including any court order that purports to prohibit or suspend the acceleration of the time for payment of any of the Guaranteed Obligations, the Corporation’s payment of any of the Guaranteed Obligations, or the Creditor’s rights and remedies against the Corporation in connection with the Guaranteed Obligations);

(d)                                 any change in, or variation of, the Guaranteed Obligations or any other obligation of either the Corporation or Guarantor under any Transaction Document including, without limitation, any increase in the Guaranteed Obligations, any change in the interest or fees payable, any renewal, extension, amendment, rescission, waiver, release, discharge, indulgence, compromise, arrangement or other variation in connection with the Guaranteed Obligations, any Transaction Document or any other agreement;

(e)                                  any taking, exchange, substitution, variation, release, impairment, subordination or non-perfection of any security or collateral for the Guaranteed Obligations, or any taking, release, impairment, amendment, waiver or other modification of any guarantee of the Guaranteed Obligations;

(f)                                   any manner of sale, disposition or application of proceeds of any collateral or other assets to all or part of the Guaranteed Obligations;

(g)                                  any loss or diminution in value of the security or collateral held for the Guaranteed Obligations, whether such loss or diminution arises from any act or omission of the Creditor;

(h)                                 any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations;

(i)                                     any change, restructuring or termination of the corporate structure, ownership or existence of any of the Corporation or Guarantor or any of its subsidiaries or any insolvency, bankruptcy, winding-up, liquidation, dissolution, amalgamation, reorganization or other similar proceeding affecting the Corporation, the Guarantor, the Creditor or their respective assets or any resulting restructuring, compromise, release or discharge of any Guaranteed Obligations;

(j)                                    any change in the name, status, function, control, constitution, objects, capital stock, or ownership of the Corporation, the Guarantor, the Creditor, or any other Person;

4

(k)                                 that the Corporation or Guarantor may not be a legal or suable entity, or any other irregularity, defect, fraud, or informality of the Corporation or the Guarantor;

(l)                                     any failure of the Creditor to disclose to the Guarantor any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of the Corporation or any other information now or hereafter known to the Creditor;

(m)                             the failure of any other person to execute or deliver this Guarantee, or any other guarantee or agreement or the release or reduction of liability of the Guarantor or other guarantor or surety with respect to the Guaranteed Obligations;

(n)                                 the failure of the Creditor to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of any Transaction Document or otherwise;

(o)                                 any defence, set-off or counterclaim (other than a defence of payment or performance) that may at any time be available to, or be asserted by, the Corporation against the Creditor;

(p)                                 the Creditor’s failure to marshal any assets;

(q)                                 the absence, impairment, or loss of any of the Guarantor’s right to subrogation, reimbursement, or contribution, or any other right against the Corporation or any other Person or any security or collateral, or

(r)                                    any other circumstance (including, without limitation, any statute of limitations) or manner of administering the Guaranteed Obligations or any existence of or reliance on any representation by the Creditor that might vary the risk of the Guarantor or otherwise operate as a defence available to, or a legal or equitable discharge of, the Corporation or any other guarantor or surety.

3.02                        Acknowledgements.

(a)                                 The Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guarantee and acknowledges that this Guarantee is continuing in nature, shall guarantee any ultimate balance owing to the Creditor, and applies to all presently existing and future Guaranteed Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Guaranteed Obligations.

(b)                                 This Guarantee is a guarantee of payment and performance and not of collection. The Creditor shall not be obligated to (i) enforce or exhaust its remedies against the Corporation or any other Person or under the Convertible Debenture or any other document, (ii) realize on any security, collateral, or other guarantees that it may hold at any time in connection with the Guaranteed Obligations or (iii) take any other action before proceeding to enforce this Guarantee. The liability of the Guarantor to make payment under this Guarantee shall arise immediately upon delivery to it of a written demand for payment hereunder.

(c)                                  The Guarantor renounces all benefits of discussion and division.

5

(d)                                 This Guarantee is a direct guarantee and independent of the obligations of the Corporation to the Creditor. The Creditor may resort to the Guarantor for payment and performance of the Guaranteed Obligations whether or not the Creditor shall have resorted to any collateral therefor or shall have proceeded against Corporation or any other guarantors with respect to the Guaranteed Obligations. The Creditor may, at its option, proceed against the Guarantor and the Corporation, jointly and severally, or against the Guarantor only without having obtained a judgment against the Corporation.

(e)                                  The Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonour and any other notice with respect to any of the Guaranteed Obligations, the Convertible Debenture and this Guarantee and any requirement that the Creditor protect, secure, perfect or insure any security interest, lien or other encumbrance or any property subject thereto.

(f)                                   The Guarantor agrees that its guarantee hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Guaranteed Obligation is voided, rescinded or recovered or must otherwise be returned by the Creditor upon the insolvency, bankruptcy or reorganization of Corporation.

(g)                                  This Guarantee shall continue to apply to all Guaranteed Obligations owing to the Creditor by any amalgamated corporation resulting from the Corporation amalgamating with one or more other corporations.

(h)                                 The Guarantor acknowledges receipt of an executed copy of this Guarantee.

ARTICLE 4
POSTPONEMENT OF RIGHTS; SUBORDINATION

4.01                        Postponement of Rights; Subordination

(a)                                 Postponement of Rights. Until such time as the Guaranteed Obligations have been paid in full, the Guarantor agrees that it shall not (i) exercise any right of set-off or assert any counterclaim against the Corporation with respect to any indebtedness or liability of the Corporation to the Guarantor; (ii) exercise any of its rights of subrogation to the Creditor’s position with respect to any payments it has made hereunder; (iii) assert or enforce any claim to indemnification or reimbursement against the Corporation or any other guarantor; or (iv) assert any right of contribution against any other guarantor.

(b)                                 Subordination. Any indebtedness of the Corporation now or hereafter held by the Guarantor is hereby subordinated in right of payment to the prior payment in full in cash of the Guaranteed Obligations. If any payment shall be paid to the Guarantor in violation of the immediately preceding sentence on account of any such indebtedness of the Corporation, such amount shall be held in trust for the benefit of the Creditor, segregated from other funds of such Guarantor, and promptly paid or delivered to the Creditor in the same form as so received (with any necessary endorsement or assignment) to be credited against the payment of the Guaranteed Obligations, whether due or to become due, in accordance

6

with the terms of the Transaction Documents or to be held as collateral for any Guaranteed Obligations.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES; COVENANTS

5.01                        Representations and Warranties.

The Guarantor represents and warrants that all representations and warranties relating to it contained in the Transaction Documents are true and correct. The Guarantor further represents and warrants that:

(a)                                 There are no conditions precedent to the effectiveness of this Guarantee that have not been satisfied or waived.

(b)                                 It has (i) has full opportunity to review this Guarantee, (ii) had full opportunity to obtain independent legal advice relating to this Guarantee, (iii) independently and without reliance upon or pressure from the Creditor or any other Person and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Guarantee and any other Transaction Document to which it is or may become a party, and has established adequate procedures for continually obtaining information pertaining to, and is now and at all times will be completely familiar with, the business, condition (financial or otherwise), operations, performance, properties and prospects of the Corporation.

5.02                        Covenants.

The Guarantor covenants and agrees that it will perform and observe, and cause each of its subsidiaries to perform and observe, all of the terms, covenants and agreements set forth in the Transaction Documents that are required to be, or that the Corporation has agreed to cause to be, performed or observed by the Guarantor or any subsidiary.

ARTICLE 6
MISCELLANEOUS

6.01                        Taxes.

All payments to be made by the Guarantor under this Guarantee (whether on account of principal, interest, fees, costs or any other amount) shall be made in freely transferable, immediately available funds and without set-off, withholding or deduction of any kind whatsoever, except to the extent required by Applicable Law; provided that if the Guarantor shall be required to deduct or withhold any Taxes from such payments, then the sum payable shall be increased as necessary so that, after making all required deductions or withholdings, the Creditor receives an amount equal to the sum it would have received had no such deduction or withholding been made.

6.02                        Right of Set-Off.

If an Event of Default shall have occurred and be continuing, the Creditor and its Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by law, and without prior notice to the Guarantor or the Corporation, any such notice being expressly waived by the Guarantor, to set off and appropriate and apply any and all deposits (general or special,

7

time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Creditor or such Affiliate to or for the credit or the account of the Guarantor or the Corporation against any and all of the obligations of such Guarantor or such Corporation now or hereafter existing under this Guarantee or any other Transaction Document to the Creditor or its Affiliates whether direct or indirect, absolute or contingent, matured or unmatured, and irrespective of whether or not the Creditor or Affiliate shall have made any demand under this Guarantee or any other Transaction Document and although such obligations of such Guarantor or such Corporation are owed to a branch, office or Affiliate of the Creditor different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness. The Creditor agrees to notify the Guarantor promptly after any such set off and appropriation and application; provided that the failure to give such notice shall not affect the validity of such set off and appropriation and application.

6.03                        Remedies cumulative

The rights, remedies and powers of the Creditor and its Affiliates under this Guarantee are cumulative and in addition to, and not exclusive of or in substitution for, any other rights and remedies (including other rights of set-off) that the Creditor or such Affiliate may have.

6.04                        Guarantee in addition

This guarantee is in addition to and not in substitution for any other guarantee, security, or agreement now or later held by the Creditor in connection with the Guaranteed Obligations.

6.05                        Waivers/Amendments in Writing.

(a)                                 No term or provision of this Guarantee may be waived, amended, supplemented or otherwise modified except by an agreement in writing signed by the Guarantor and the Creditor.

(b)                                 No waiver by a party will extend to any subsequent non-satisfaction or non-performance of an obligation under this Guarantee, whether or not of the same or similar nature to that which was waived.

(c)                                  No waiver by a party will affect the exercise of any other rights or remedies by that party under this Guarantee. Any failure or delay by a party in exercising any right or remedy will not constitute, or be deemed to constitute, a waiver by that party of that right or remedy. No single or partial exercise by a party of any right or remedy will preclude any other or further exercise by that party of any right or remedy.

6.06                        Further assurances

The Guarantor, upon receipt of notice from the Creditor, shall sign (or cause to be signed) all further documents, do (or cause to be done) all further acts, and provide all reasonable assurances as may reasonably be necessary or desirable to give effect to this Guarantee.

6.07                        Notices.

All notices and other communications provided for herein shall be made in accordance with Section 8.6 (Notices) of the Convertible Debenture.

8

6.08                        Continuing Guarantee.

This Guarantee is a continuing guarantee and shall remain in full force and effect until the full and final payment in full of the Guaranteed Obligations and all other amounts payable under this Guarantee.

6.09                        Successors and Assigns; Assignments Under the Convertible Debenture.

(a)                                 Successors and Assigns. This Guarantee shall be binding on the Guarantor, its successors and permitted assigns, and shall inure to the benefit of and be enforceable by the Creditor and its successors and assigns.

(b)                                 Assignment. The Creditor may assign or otherwise transfer all or any portion of its rights and obligations under this Guarantee or under the Convertible Debenture and any security relating to the Convertible Debenture to any other Person without the consent of the Guarantor, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Creditor herein or otherwise. The Guarantor shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Creditor.

6.10                        Severability.

If any term or provision of this Guarantee is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Guarantee or invalidate or render unenforceable such term or provision in any other jurisdiction.

6.11                        Conflict of terms

If there is any inconsistency between the terms of this Guarantee or in any document entered into or delivered under any other Transaction Document, the terms of the agreement that provides the Creditor greater benefits, rights, or remedies will prevail. The parties shall take all necessary steps to conform the inconsistent terms to the terms of that agreement.

6.12                        Counterparts.

This Guarantee and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, and all taken together shall constitute a single contract. This Guarantee and the other Transaction Documents constitute the entire contract among the parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Guarantee by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Guarantee.

6.13                        Binding effect

This Guarantee enures to the benefit of and binds the parties and their respective successors and permitted assigns.

9

6.14                        Corporation’s information

The Creditor possesses and will possess information relating to the Corporation that is and may be material to this Guarantee. The Creditor has no obligation to disclose to the Guarantor any information that it may now or later possess concerning the Corporation.

6.15                        Limitation Period.

If any limitation period applies to any claim for payment of the Guaranteed Obligations or remedy for enforcement of the Guaranteed Obligations, then

(a)                                 if Applicable Law permits, any limitation period is expressly excluded and entirely waived;

(b)                                 if Applicable Law prohibits a complete exclusion and waiver of any limitation period, any limitation period is extended to the maximum length permitted by Applicable Law;

(c)                                  any applicable limitation period begins only after the Creditor expressly makes a demand in respect of the Guaranteed Obligations; and

(d)                                 any applicable limitation period begins afresh upon the Guarantor making any payment or other acknowledgement of the Guaranteed Obligations.

6.16                        Governing Law; Jurisdiction; Etc.

(a)                                 Governing Law. This Guarantee and any claim, controversy, dispute or cause of action based upon, arising out of or relating to this Guarantee shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)                                 Submission to Jurisdiction. Any action or proceeding arising out of or based upon this Guarantee may be brought in the courts of the Province of British Columbia, and each party irrevocably submits and agrees to attorn to the non-exclusive jurisdiction of such courts in any such action or proceeding. The parties irrevocably and unconditionally waive any objection to the venue of any action or proceeding in such courts and irrevocably waive and agree not to plead in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein or in any other Transaction Document shall affect any right that the Creditor may otherwise have to bring any action or proceeding relating to this Guarantee or any other Transaction Document against any of the Guarantor or Corporation or its properties in the courts of any jurisdiction.

[SIGNATURE PAGE FOLLOWS]

10

IN WITNESS WHEREOF, the parties hereto have caused this Guarantee to be executed as of the date first written above by their respective officers thereunto duly authorized.

Guarantor:

RISE GRASS VALLEY INC.

By	/s/ Vince Boon
Name: Vince Boon
Title: CFO/Treasurer

Exhibit E

Execution Version

COLLATERAL AGREEMENT

made by

RISE GOLD CORP.

and

THE OTHER PLEDGORS FROM TIME TO TIME PARTY HERETO

in favor of

MERIDIAN JERRITT CANYON CORP.,

as Secured Party

Dated as of February 14, 2019

COLLATERAL AGREEMENT, (as amended, supplemented or otherwise modified from time to time, this “Agreement”) dated as of February 14, 2019, made by RISE GOLD CORP., a Nevada corporation (the “Borrower”) and RISE GRASS VALLEY INC., a Nevada corporation, (the “Subsidiary Party”) in favor of MERIDIAN JERRITT CANYON CORP., as secured party (in such capacity, together with its successors and assigns, the “Secured Party).

W I T N E S S E T H:

WHEREAS, pursuant to the Convertible Debenture due on 14, 2019 (as amended, supplemented or otherwise modified from time to time, the “Debenture”), the Secured Party has agreed to make an extension of credit to the Borrower upon the terms and subject to the conditions set forth therein;

WHEREAS, the Borrower is a member of an affiliated group of companies that includes the Subsidiary Party (together with the Borrower, the “Pledgors”);

WHEREAS, the Borrower and the other Pledgor are engaged in related businesses, and the Pledgor will derive substantial direct and indirect benefit from the making of the extension of credit under the Debenture; and

WHEREAS, it is a condition precedent to the obligation of the Secured Party to make its extension of credit to the Borrower under the Debenture that the Pledgors shall have executed and delivered this Agreement to the Secured Party;

NOW, THEREFORE, in consideration of the premises and to induce the Secured Party to enter into the Debenture and to induce the Secured Party to make its extension of credit to the Borrower thereunder and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, each Pledgor hereby agrees with the Secured Party, as follows:

SECTION 1

DEFINED TERMS

1.1                                     Definitions.  (a) Unless otherwise defined herein, terms defined in the Debenture and used herein shall have the meanings given to them in the Debenture, and the following terms which are defined in the Uniform Commercial Code in effect in the State of New York on the date hereof are used herein as so defined:  Accounts, Certificated Security, Chattel Paper, Commercial Tort Claim, Commodity Account, Deposit Account, Documents, Electronic Chattel Paper, Equipment, General Intangibles, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, Promissory Note, Security, Securities Account and Supporting Obligations.

(b)                                 The following terms shall have the following meanings:

“Agreement”:  as defined in the preamble hereto.

“Borrower”:  as defined in the preamble to this Agreement.

“Collateral”:  as defined in Section 3.

“Collateral Account”:  any collateral account established by the Secured Party as provided in Section 6.1 or 6.4.

“Copyright Licenses”: any written agreements providing for the grant by or to any Pledgor of any right under any Copyright, including, without limitation, any of the foregoing referred to in Schedule 5.

“Copyrights”:  (i) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished (including, without limitation, those listed in Schedule 5), all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office, and (ii) the right to obtain all renewals thereof.

“Debenture”: as defined in the recitals to this Agreement.

“Guarantee”: the guarantee of the Obligations executed by the Subsidiary Party in favour of the Secured Party.

“Intellectual Property”:  the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, the Copyrights, the Copyright Licenses, the Patents, the Patent Licenses, the Trademarks and the Trademark Licenses, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Issuers”:  the collective reference to each issuer of a Pledged Investment.

“Material Intellectual Property”: with respect to any Pledgor, at any time, Intellectual Property owned by or licensed to such Pledgor that is necessary or otherwise material to the conduct of the business of the Borrower and its subsidiaries, taken as a whole; and “Material Patents,” “Material Copyrights” and “Material Trademarks” mean all Patents, Copyrights and Trademarks, respectively, that meet the criteria described above.

“New York UCC”:  the Uniform Commercial Code as from time to time in effect in the State of New York.

“Obligations”:  the collective reference to the unpaid principal of and interest under, in connection with or with respect to the Debenture and the other Transaction Documents, the Obligations (as defined in the Debenture) and all other obligations and liabilities of the Borrower or any Subsidiary Party to the Secured Party, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Debenture, this Agreement, the other Transaction Documents or any other document made, delivered or given in connection therewith, in each case whether on account of principal, interest (including, without limitation, interest accruing at the then applicable rate provided in the Debenture after the maturity of the Principal Sum and interest accruing at the then applicable rate provided in the Debenture after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), reimbursement obligations, guarantee obligations, fees, indemnities, costs, expenses or otherwise (including, without limitation, all fees and disbursements of counsel to the Secured Party that are required to be paid by the Borrower or any Subsidiary Party pursuant to the terms of any of the foregoing agreements).

“Patent Licenses”: any written agreements providing for the grant by or to any Pledgor of any right to manufacture, use or sell any invention covered in whole or in part by a Patent, including, without limitation, any of the foregoing referred to in Schedule 5.

“Patents”:  (i) all letters patent of the United States, any other country or any political subdivision thereof, and all reissues and extensions thereof, including, without limitation, any of the foregoing referred to in Schedule 5, (ii) all applications for letters patent of the United States and all divisions, continuations and continuations-in-part thereof, including, without limitation, any of the foregoing referred to in Schedule 5, and (iii) all rights to obtain any reissues or extensions of the foregoing.

“Pledged Debt”:  all Promissory Notes and all debt Securities issued to or held by any Pledgor, including, without limitation, the Promissory Notes listed in Schedule 2.

“Pledged Investments”:  the collective reference to the Pledged Debt and the Pledged Stock.

“Pledged Stock”:  all the shares of common stock together with any other shares, stock certificates, options or rights of any nature whatsoever in respect of the Shares of any Person that may be issued or granted to, or held by, any Pledgor while this Agreement is in effect including, without limitation, the Shares listed in Schedule 2.

“Pledgor”: as defined in the recitals to this Agreement.

“Receivable”: any right to payment for goods sold or leased or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper and whether or not it has been earned by performance (including, without limitation, any Account).

“Secured Party”: as defined in the preamble to this Agreement.

“Securities Act”:  the Securities Act of 1933, as amended.

“Subsidiary Parties”:  the collective reference to each of the subsidiaries of the Borrower who are signatories hereto and any other entity that may become a party hereto as a Subsidiary Party as provided  herein.

“Termination Date”:  means the “Maturity Date” as defined in the Debenture.

“Trademark Licenses”:  any written agreements providing for the grant by or to any Pledgor of any right to use any Trademark, including, without limitation, any of the foregoing referred to in Schedule 5.

“Trademarks”:  (i) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and all goodwill associated therewith, all registrations and recordings thereof, and all applications in connection therewith in the United States Patent and Trademark Office or in any similar office or agency of the United States, or any other country or any political subdivision thereof, and all common-law rights related thereto, including, without limitation, any of the foregoing referred to in Schedule 5, and (ii) the right to obtain all renewals thereof.

“Vehicles”:  all vehicles covered by a certificate of title law of any state of the United States.

1.2                                     Other Definitional Provisions.  (a)  The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and Schedule references are to this Agreement unless otherwise specified.

(b)                                 The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(c)                                  Where the context requires, terms relating to the Collateral or any part thereof, when used in relation to a Pledgor, shall refer to such Pledgor’s Collateral or the relevant part thereof.

(d)                                 Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Transaction Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Transaction Document), (iii)  all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (iv) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.

(e)                                  Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

SECTION 2

INTENTIONALLY OMITTED

SECTION 3

GRANT OF SECURITY INTEREST

Each Pledgor hereby pledges to the Secured Party, and hereby grants to the Secured Party a security interest in, all of the following property now owned or at any time hereafter acquired by such Pledgor or in which such Pledgor now has or at any time in the future may acquire any right, title or interest (collectively, the “Collateral”), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of such Pledgor’s Obligations:

(a)                                 all Accounts;

(b)                                 all Chattel Paper;

(c)                                  all Deposit Accounts;

(d)                                 all Documents;

(e)                                  all Equipment;

(f)                                   all General Intangibles;

(g)                                  all Instruments;

(h)                                 all Inventory;

(i)                                     all Investment Property;

(j)                                    all Letter-of-Credit Rights;

(k)                                 without limiting the generality of the foregoing, all Fixtures, all Intellectual Property, all Pledged Investments and all Receivables and all Vehicles;

(l)                                     all books and records pertaining to the Collateral;

(m)                             all other personal property not otherwise described above; and

(n)                                 to the extent not otherwise included, all Proceeds, and products of any and all of the foregoing and all Supporting Obligations with respect to any of the foregoing.

SECTION 4

REPRESENTATIONS AND WARRANTIES

To induce the Secured Party to enter into the Debenture and to induce the Secured Party to make its extension of credit to the Borrower thereunder, the Borrower, as to itself and the other Pledgor, as to itself, hereby represents and warrants to the Secured Party that:

4.1                               Basic Representations:

(a)                                 Such Pledgor (w) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (x) has the corporate power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (y) is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (z) is in compliance with all requirements of law except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Change.

(b)                                 Such Pledgor has the corporate power and authority, and the legal right, to make, deliver and perform the Transaction Documents to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance of the Transaction Documents to which it is a party.  No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the execution, delivery, performance, validity or enforceability of the Transaction Documents to which such Pledgor is a party.  This Agreement has been, and each other Transaction Document to which it is a party will be, duly executed and delivered on behalf of such Pledgor.  This Agreement constitutes, and each other Transaction Document to which it is a party when executed and delivered will constitute, a legal, valid and binding obligation of such Pledgor enforceable against such Pledgor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(c)                                  The execution, delivery and performance of the Transaction Documents to which such Pledgor is a party will not violate any Applicable Law or contractual obligation of such Pledgor or of any of its subsidiaries and will not result in, or require, the creation or imposition of any Encumbrance on any of its or their respective properties or revenues pursuant to any such Applicable Law or contractual obligation (other than pursuant to this Agreement).

(d)                                 No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of such Pledgor, threatened by or against such Pledgor or any of its subsidiaries or against any of its or their respective properties or revenues (x) with respect to any of the Transaction Documents or any of the transactions contemplated hereby or thereby, or (y) which could reasonably be expected to have a Material Adverse Change.

4.2                                     Title; No Other Encumbrances.  Except for the security interest granted to the Secured Party pursuant to this Agreement and the other Encumbrances permitted to exist on the Collateral by the Debenture, such Pledgor owns each item of the Collateral free and clear of any and all Encumbrances or claims, options or rights of others.  No financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except such as have been filed in favor of the Secured Party, pursuant to this Agreement.

4.3                                     Perfected First Priority Liens.  The security interests granted pursuant to this Agreement (a) upon completion of the filings and other actions specified on Schedule 3 (which, in the case of all filings and other documents referred to on said Schedule, with the exception of UCC1s, will be delivered to the Secured Party in completed and, where applicable, duly executed form after the Closing Date) will constitute valid security interests in all of the Collateral in favor of the Secured Party, as collateral security for such Pledgor’s Obligations, enforceable in accordance with the terms hereof against all creditors of such Pledgor and any Persons purporting to purchase any Collateral from such Pledgor and (b) upon completion of such filings and other actions will be prior to all other Encumbrances on the Collateral.

4.4                                     Jurisdiction of Organization; Location of Collateral.  (a)  On the date hereof, such Pledgor’s jurisdiction of organization, legal name, organizational identification number, if any, and the location of its chief executive office or sole place of business are specified on Schedule 4.

(b)                                 On the date hereof, the material Inventory and the material Equipment (other than mobile goods and goods in transit) of such Pledgor are kept at the locations listed on Schedule 4.

(c)                                  Schedule 4 also lists (i) all of such Pledgor’s jurisdictions of organization, legal names and locations of chief executive office or sole place of business for the four months preceding the date hereof, and (ii) the locations of such Pledgor’s material Inventory and the material Equipment (other than mobile goods and goods in transit) for the four months preceding the date hereof.

4.5                                     Pledged Investments.  (a)  Schedule 2 sets forth a complete and accurate list of all Pledged Stock and Pledged Debt held by such Pledgor as of the date hereof.

(b)                                 The shares of Pledged Stock pledged by such Pledgor hereunder constitute all the issued and outstanding shares of all classes of the Shares of each Issuer owned by such Pledgor.  Such shares represent all of the outstanding shares of each such Issuer which is a subsidiary except as noted on such Schedule.  All the shares of the Pledged Stock have been duly and validly issued and are fully paid and nonassessable.

(c)                                  Each issue of Pledged Debt constitutes the legal, valid and binding obligation of the obligor with respect thereto, enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(d)                                 Such Pledgor is the record and beneficial owner of, and has good and marketable title to, the Pledged Investments pledged by it hereunder, free of any and all Encumbrances or options in favor of, or claims of, any other Person, except the security interest created by this Agreement.

4.6                                     Receivables.  (a)  No amount payable to such Pledgor under or in connection with any Receivable in excess of $50,000, individually or in the aggregate at any time outstanding, is evidenced by any Instrument or Chattel Paper which has not been delivered to the Secured Party.

(b)                                 None of Receivables in the aggregate are owed to the Pledgors by obligors that are Governmental Authorities.

4.7                                     Intellectual Property.  (a)  Schedule 5 lists all applications for registration and registered Intellectual Property owned by such Pledgor in its own name on the date hereof.

(b)                                 On the date hereof, all Material Intellectual Property is valid, subsisting, unexpired and enforceable, has not been abandoned and does not, to the knowledge of such Pledgor, infringe the intellectual property rights of any other Person.

(c)                                  No holding, decision or judgment has been rendered by any Governmental Authority which would limit, cancel or question the validity of, or such Pledgor’s rights in, any Material Intellectual Property.

(d)                                 No action or proceeding is pending, or, to the knowledge of such Pledgor, threatened, on the date hereof (i) seeking to limit, cancel or question the validity of any Material Intellectual Property or such Pledgor’s ownership interest therein, or (ii) which, if adversely determined, would have a material adverse effect on the value of any Material Intellectual Property.

4.8                                     Deposit Accounts; Securities Accounts; and Commodity Accounts.  On the date hereof, such Pledgor does not have any Deposit Accounts, Commodity Accounts or Securities Accounts that are not listed on Schedule 6.

4.9                                     Commercial Tort Claims.  On the date hereof, such Pledgor does not hold any Commercial Tort Claim which might reasonably result in awarded damages (less any and all legal and other expenses incurred or reasonably expected to be incurred by such Pledgor) in excess of $50,000.

4.10                              Letter-of-Credit Rights.  On the date hereof, such Pledgor is not the beneficiary under any letter of credit with a face amount in excess of $50,000 issued in favor of such Pledgor.

4.11                              Material Collateral.  Such Pledgor does not own, or have any other right or interest in, any asset or property included in the Collateral that cannot be perfected in the manner described in Section 4.3 (collectively, “Non-Perfected Assets”), except for Non-Perfected Assets which together with the Non-Perfected Assets of all other Pledgors in the aggregate are not material to the Borrower and its subsidiaries taken as a whole.

SECTION 5

COVENANTS

The Borrower, as to itself and each other Pledgor, and each other Pledgor, as to itself, covenants and agrees with the Secured Party that, from and after the date of this Agreement until the Termination Date:

5.1                                     General Covenants .  Without the prior written consent of the Secured Party, unless expressly permitted by the Debenture, such Pledgor will not (i) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Collateral or any interest therein, (ii) create, incur or permit to exist any Encumbrance or option in favor of, or any claim of any Person with respect to, any of the Collateral or any interest therein or (iii) enter into any agreement or undertaking restricting the right or ability of such Pledgor or the Secured Party to sell, assign or transfer or vote any of the Collateral or any interest therein.

5.2                               Notices.  Such Pledgor will advise the Secured Party promptly, in reasonable detail, of:

(a)                                 any Encumbrance (other than security interests created hereby or Encumbrances permitted under the Debenture) on any of the Collateral; and

(b)                                 of the occurrence of any other event which could reasonably be expected to have a material adverse effect on the security interests created hereby.

5.3                               Reserved.

5.4                                     Payment of Obligations.  Such Pledgor will pay and discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all taxes, assessments and governmental charges or levies imposed upon the Collateral or in respect of income or profits therefrom, as well as all claims of any kind (including, without limitation, claims for labor, materials and supplies) against or with respect to the Collateral, except that no such charge need be paid if the amount or validity thereof is currently being contested in good faith by appropriate proceedings, reserves in conformity with GAAP with respect thereto have been provided on the books of such Pledgor and such proceedings could not reasonably be expected to result in the sale, forfeiture or loss of any material portion of the Collateral or any interest therein.

5.5                                     Maintenance of Perfected Security Interest; Further Documentation.  (a)  Such Pledgor shall maintain the security interest created by this Agreement as a perfected security interest having at least the priority described in Section 4.3 and shall defend such security interest against the claims and demands of all Persons whomsoever.

(b)                                 Such Pledgor will furnish to the Secured Party from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Secured Party may reasonably request, all in reasonable detail.

(c)                                  At any time and from time to time, upon the written request of the Secured Party, and at the sole expense of such Pledgor, such Pledgor will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as the Secured Party may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statements under the Uniform Commercial Code (or other similar laws) in effect in any jurisdiction with respect to the security interests created hereby.

5.6                                     Changes in Locations, Name, etc.  Such Pledgor will not, except upon 30 days’ prior written notice to the Secured Party and delivery to the Secured Party of all additional financing statements and other documents reasonably requested by the

Secured Party to maintain the validity, perfection and priority of the security interests provided for herein:

(a)                                 change its jurisdiction of organization or, in the case of any Pledgor that is not a registered organization (as defined in the New York UCC) the location of its chief executive office or sole place of business from that referred to in Section 4.4 hereof;

(b)                                 change its name, identity or corporate structure; or

(c)                                  permit any Inventory or Equipment to be kept at a location other than those listed on Schedule 4, except for Inventory or Equipment in transit or Inventory and Equipment with an aggregate value at any time outstanding of less than $50,000.

5.7                                     Delivery of Instruments and Chattel Paper.  All (i) Promissory Notes issued by any subsidiary and held by a Pledgor and (ii) if any amount payable under or in connection with any of the other Collateral in excess of $50,000, individually or in the aggregate at any time outstanding, shall be or become evidenced by any Instrument (other than checks received in the ordinary course of business) or Chattel Paper, such Instrument or Chattel Paper shall be immediately delivered to the Secured Party, duly indorsed in a manner satisfactory to the Secured Party, to be held as Collateral pursuant to this Agreement.

5.8                                     Pledged Investments; Securities Accounts; Deposit Accounts.  (a) If any Pledged Investments now owned or hereafter acquired by any Pledgor are certificated Securities and (i) are issued by any Pledgor or any subsidiary of a Pledgor or (ii) issued by any other Person and not held in a Securities Account, such Pledgor shall immediately deliver the certificates evidencing the same to the Secured Party in the exact form received, duly indorsed by such Pledgor to the Secured Party, if required, together with an undated stock power covering such certificate duly executed in blank by such Pledgor and with, if the Secured Party so requests, signature guaranteed, to be held by the Secured Party, subject to the terms hereof, as additional collateral security for such Pledgor’s Obligations.

(b)                                 If any Pledged Investments now owned or hereafter acquired by any Pledgor are uncertificated Securities and, in either case, (i) are issued by any Pledgor or any subsidiary of a Pledgor or (ii) issued by any other Person and not held in a Securities Account, such Pledgor shall immediately notify the Secured Party thereof and, at the Secured Party’s request and option, pursuant to an agreement in form and substance reasonably satisfactory to the Secured Party, either (i) cause the Issuer to agree to comply with instructions from the Secured Party as to such securities, without further consent of any Pledgor, or (ii) arrange for the Secured Party to become the registered owner of the securities.

(c)                                  If such Pledgor shall now or hereafter have rights in any Securities Account with any securities intermediary, such Pledgor shall immediately notify the Secured Party thereof and, if such Securities Account has a value in excess of $50,000, at the Secured Party’s request and option, pursuant to a control agreement in form and substance reasonably satisfactory to the Secured Party, use commercially reasonable efforts to cause such securities intermediary to agree to comply with entitlement orders or other instructions originated by the Secured Party to such securities intermediary as to the securities or other financial assets contained therein without consent from such Pledgor.  Such Pledgor agrees not to allow the value of any of its Securities Accounts to exceed such amount unless such a control agreement is in effect with respect to such Securities Account.

(d)                                 If such Pledgor shall now or hereafter have rights in any Deposit Account maintained with any bank, such Pledgor shall immediately notify the Secured Party thereof and, if such Deposit Account contains funds in excess of $50,000, at the Secured Party’s request and option, pursuant to a control agreement in form and substance reasonably satisfactory to the Secured Party, cause such bank to agree to comply with instructions to such bank originated by the Secured Party directing the disposition of funds in such Deposit Account without consent from such Pledgor.  Such Pledgor agrees not to allow the value of any of its Deposit Accounts to exceed such amount unless such a control agreement is in effect with respect to such Deposit Account.

(e)                                  The Secured Party agrees with each of the Pledgors that the Secured Party shall not give any such entitlement orders, instructions or directions referred to in paragraph (b), (c) or (d) above to any Issuer, securities intermediary or bank, unless an Event of Default has occurred and is continuing, or, after giving effect to any such investment and withdrawal rights, would occur.  The provisions of this paragraph shall not apply to any financial assets credited to a Securities Account for which the Secured Party is the securities intermediary or Deposit Account as to which the Secured Party is the bank.

(f)                                   Except as provided in Section 6.3, such Pledgor shall be entitled to receive all cash dividends and distributions paid in respect of the Pledged Investments (except liquidating or distributing dividends).  Any sums paid upon or in respect of the Pledged Investments upon the liquidation or dissolution of any Issuer shall be paid over to the Secured Party to be held by it hereunder as additional collateral security for the Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Investments or any property shall be distributed upon or with respect to the Pledged Investments pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof, the property so distributed shall, unless otherwise subject to a perfected security interest in favor of the Secured Party, be delivered to the Secured Party to be held by it hereunder as additional collateral security for the Obligations.  If any sums of money or property so paid or distributed in respect of the Pledged Investments shall be received by such Pledgor, such Pledgor shall, until such money or property is paid or delivered to the Secured Party, hold such money or property in trust for the Lenders, segregated from other funds of such Pledgor, as additional collateral security for the Obligations.

(g)                                  In the case of each Pledgor that is also an Issuer, such Issuer agrees that (i) it will be bound by the terms of this Agreement relating to the Pledged Investments issued by it and will comply with such terms insofar as such terms are applicable to it including, without limitation, complying with instructions from the Secured Party as to such Pledged Investments, without further consent of any Pledgor, (ii) it will notify the Secured Party promptly in writing of the occurrence of any of the events described in Section 5.8(a), (b) and (f) with respect to the Pledged Investments issued by it and (iii) the terms of Sections 6.3(c) and 6.7 shall apply to it, mutatis mutandis, with respect to all actions that may be required of it pursuant to Section 6.3(c) or 6.7 with respect to the Pledged Investments issued by it.

5.9                                     Receivables.  (a)  Other than in the ordinary course of business consistent with its past practice, such Pledgor will not (i) grant any extension of the time of payment of any Receivable, (ii) compromise or settle any Receivable for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Receivable, (iv) allow any credit or discount whatsoever on any Receivable or (v) amend, supplement or modify any Receivable in any manner that could adversely affect the value thereof.

(b)                                 Such Pledgor will deliver to the Secured Party a copy of each material demand, notice or document received by it that questions or calls into doubt the validity or enforceability of more than 5% of the aggregate amount of the then outstanding Receivables.

5.10                              Intellectual Property.  (a)  Such Pledgor (either itself or through licensees) will (i) continue to use each Material Trademark on each and every trademark class of goods applicable to its current product or service lines in order to maintain such Trademark in full force free from any claim of abandonment for non-use, (ii) maintain as in the past the quality of products and services offered under such Trademark, (iii) use such Trademark with the appropriate notice of registration and all other notices and legends required by applicable requirements of law, (iv) not adopt or use any mark which is confusingly similar or a colorable imitation of such Trademark unless the Secured Party, shall obtain a perfected security interest in such mark pursuant to this Agreement, and (v) not do any act or knowingly omit to do any act whereby such Trademark may become invalidated or impaired in any way.

(b)                                 Such Pledgor (either itself or through licensees) will not do any act, or omit to do any act, whereby any Material Patent may become forfeited, abandoned or dedicated to the public.

(c)                                  Such Pledgor (either itself or through licensees) (i) will employ each Material Copyright and (ii) will not do any act or knowingly omit to do any act whereby any material portion of the Copyrights may become invalidated or otherwise impaired or fall into the public domain.

(d)                                 Such Pledgor (either itself or through licensees) will not do any act that knowingly infringes the intellectual property rights of any other Person.

(e)                                  Such Pledgor will notify the Secured Party immediately if it knows, or has reason to know, that any application or registration relating to any Material Intellectual Property may become forfeited, abandoned or dedicated to the public, or of any adverse determination or development (including, without limitation, the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office or the United States Copyright Office) regarding such Pledgor’s ownership of, or the validity of, any Material Intellectual Property or such Pledgor’s right to register the same or to own and maintain the same.

(f)                                   Whenever such Pledgor, either by itself or through any agent, employee, licensee or designee, shall file an application for the registration of any Intellectual Property with the United States Patent and Trademark Office or the United States Copyright Office, such Pledgor shall report such filing to the Secured Party within five Business Days after the last day of the fiscal quarter in which such filing occurs.  Upon request of the Secured Party, such Pledgor shall execute and deliver, and have recorded, any and all agreements, instruments, documents, and papers as the Secured Party may request to evidence the Secured Party’s security interest in any Intellectual Property.

(g)                                  Such Pledgor will take all reasonable and necessary steps, including, without limitation, in any proceeding before the United States Patent and Trademark Office or the United States Copyright Office, to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of the Material Intellectual Property, including, without limitation, filing of applications for renewal, affidavits of use and affidavits of incontestability.

(h)                                 In the event that any Material Intellectual Property is infringed, misappropriated or diluted by a third party, such Pledgor shall (i) take such actions as such Pledgor shall reasonably deem appropriate under the circumstances to protect such Intellectual Property and (ii) if such Intellectual Property is of material economic value, promptly notify the Secured Party after it learns thereof and, after taking reasonable and customary measures to stop such infringement, sue for infringement, misappropriation or dilution, to seek injunctive relief where appropriate and to recover any and all damages for such infringement, misappropriation or dilution.

5.11                              Electronic Chattel Paper and Transferable Records. If any Pledgor at any time holds or acquires an interest in any Electronic Chattel Paper or any “transferable record,” as that term is defined in Section 201 of the Federal Electronic Signatures in Global and National Commerce Act, or in Section 16 of the Uniform Electronic Transactions Act as in effect in any relevant jurisdiction, such Pledgor shall promptly notify the Secured Party thereof and, at the request of the Secured Party, shall take such action as the Secured Party may reasonably request to vest in the Secured Party control under New York UCC Section 9-105 of such Electronic Chattel Paper or control under Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or, as the case may be, Section 16 of the Uniform Electronic Transactions Act, as so in effect in such jurisdiction, of such transferable record.  The Secured Party agrees with such Pledgor that the Secured Party will arrange, pursuant to procedures reasonably satisfactory to the Secured Party and so long as such procedures will not result in the Secured Party’s loss of control, for the Pledgor to make alterations to the Electronic Chattel Paper or transferable record permitted under New York UCC Section 9-105 or, as the case may be, Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or Section 16 of the Uniform Electronic Transactions Act for a party in control to allow without loss of control, unless an Event of Default has occurred and is continuing or would occur after taking into account any action by such Pledgor with respect to such Electronic Chattel Paper or transferable record.

5.12                        Letter-of-Credit Rights.  If any Pledgor is at any time a beneficiary under any letter of credit now or hereafter issued in favor of such Pledgor in amounts in the aggregate for all Pledgors in excess of $50,000, such Pledgor shall promptly notify the Secured Party thereof and such Pledgor shall, at the request of the Secured Party, pursuant to an agreement in form and substance reasonably satisfactory to the Secured Party, use commercially reasonable efforts to either (i) arrange for the issuer and any confirmer of such letters of credit to consent to an assignment to the Secured Party of the proceeds of any drawing under such letters of credit or (ii) arrange for the Secured Party to become the transferee beneficiary of such letters of credit, with the Secured Party agreeing, in each case, that the proceeds of any drawing under such letters of credit are to be applied as provided in the Debenture.

5.13                        Commercial Tort Claims.  If any Pledgor shall at any time hold or acquire any Commercial Tort Claim which might reasonably result in awarded damages (less any and all legal and other expenses incurred or reasonably expected to be incurred by such Pledgor) in excess of $50,000, such Pledgor shall promptly notify the Secured Party in writing signed by such Pledgor of the brief details thereof and grant to the Secured Party in such writing a security interest therein and in the Proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to the Secured Party.

5.14                              Vehicles.  Upon the reasonable request of the Secured Party, within 30 days after the date of such request and, with respect to any Vehicle acquired by such Pledgor subsequent to the date of any such request (until such request is withdrawn by the Secured Party), within 30 days after the date of acquisition thereof, such Pledgor shall file all applications for certificates of title or ownership indicating the Secured Party’s first priority security interest in the Vehicle covered by such certificate and any other necessary documentation, in each office in each jurisdiction that the Secured Party shall deem advisable to perfect its security interests in the Vehicles.

5.15                              Notice of Creation or Acquisition of Additional Collateral.  Borrower shall, within five Business Days of any request from the Secured Party, furnish the Secured Party with a report listing the following:

(a)                                 any subsidiary formed or acquired by any Pledgor;

(b)                                 any certificated Securities or uncertificated Securities not held in a Securities Account acquired by any Pledgor;

(c)                                  any change in name, jurisdiction of organization or chief executive office of any Pledgor;

(d)                                 any new location of Inventory or Equipment of any Pledgor;

(e)                                  all Promissory Notes, Instruments or Chattel Paper received by any Pledgor with a value in excess of $100,000;

(f)                                   any Securities Account, Commodities Account or Deposit Account opened by any Pledgor;

(g)                                  all applications for and registration received by any Pledgor in respect of any Intellectual Property;

(h)                                 any Letter of Credit Rights acquired by any Pledgor;

(i)                                     any Commercial Tort Claims acquired by any Pledgor, and

(j)                                    any Vehicles acquired by any Pledgor.

5.16                              Subordination.  Each Pledgor hereby agrees that any indebtedness of any other Pledgor now or hereafter owing to such Pledgor, whether heretofore, now or hereafter created (the “Pledgor Subordinated Debt”), is hereby subordinated to all of the Obligations to the extent set forth in this Section.  From and after the receipt by the Secured Party of a notice that (i) a Default has occurred and continuing and (ii) that the Secured Party is exercising its rights under this is Section (a “Notice of Actionable Default”) and prior to the withdrawal of all pending Notices of Actionable Default, the Pledgor Subordinated Debt shall not be paid in whole or in part until the Obligations have been paid in full and this Agreement is terminated and of no further force or effect.  No Pledgor shall accept any payment of or on account of any Pledgor Subordinated Debt at any time in contravention of the foregoing or the Debenture.  From and after the delivery by the Secured Party of a Notice of Actionable Default and prior to the withdrawal of all pending Notices of Actionable Default, each Pledgor shall pay to the Secured Party any payment of all or any part of the Pledgor Subordinated Debt and any amount so paid to the Secured Party shall be applied to payment of the Obligations in such order as the Secured Party may elect.  Each payment on the Pledgor Subordinated Debt received in violation of any of the provisions hereof shall be deemed to have been received by such Pledgor as trustee for the Secured Party and shall be paid over to the Secured Party immediately on account of the Obligations, but without otherwise affecting in any manner such Pledgor’s liability herein.  Each Pledgor agrees to file all claims against any Pledgor in any bankruptcy or other proceeding in which the filing of claims is required by law in respect of any Pledgor Subordinated Debt, and the Secured Party shall be entitled to all of such Pledgor’s rights thereunder.  If for any reason a

Pledgor fails to file such claim at least ten Business Days prior to the last date on which such claim should be filed, such Pledgor hereby irrevocably appoints the Secured Party as its true and lawful attorney-in-fact and is hereby authorized to act as attorney-in-fact in such Pledgor’s name to file such claim or, in the Secured Party’s discretion, to assign such claim to and cause proof of claim to be filed in the name of the Secured Party or its nominee.  In all such cases, whether in administration, bankruptcy or otherwise, the person or persons authorized to pay such claim shall pay to the Secured Party the full amount payable on the claim in the proceeding, and, to the full extent necessary for that purpose, each Pledgor hereby assigns to the Secured Party all of such Pledgor’s rights to any payments or distributions to which such Pledgor otherwise would be entitled.  If the amount so paid is greater than such Pledgor’s liability hereunder and under the other Transaction Documents, the Secured Party shall pay the excess amount to the party entitled thereto.  In addition, each Pledgor hereby irrevocably appoints the Secured Party as its attorney in fact to exercise all of such Pledgor’s voting rights (other than in its capacity as a debtor or a debtor in possession) in connection with any bankruptcy proceeding or any plan for the reorganization of any Pledgor.  Each Pledgor which is an obligor on any Pledgor Subordinated Debt hereby consents to the provisions of this section and agrees to be bound by them.

SECTION 6

REMEDIAL PROVISIONS

6.1                                     Certain Matters Relating to Receivables. (a)  The Secured Party shall have the right to make test verifications of the Receivables in any manner and through any medium that it reasonably considers advisable, and each Pledgor shall furnish all such assistance and information as the Secured Party may reasonably require in connection with such test verifications.  At any time and from time to time, upon the Secured Party’s request and at the expense of the relevant Pledgor, such Pledgor shall cause independent public accountants or others satisfactory to the Secured Party to furnish to the Secured Party reports showing reconciliations, aging and test verifications of, and trial balances for, the Receivables.

(b)                                 The Secured Party hereby authorizes each Pledgor to collect such Pledgor’s Receivables, and the Secured Party may curtail or terminate said authority at any time after the occurrence and during the continuance of an Event of Default.  If required by the Secured Party at any time after the occurrence and during the continuance of an Event of Default, any payments of Receivables, when collected by any Pledgor, (i) shall be immediately (and, in any event, within two Business Days) deposited by such Pledgor in the exact form received, duly indorsed by such Pledgor to the Secured Party if required, in a Collateral Account maintained under the sole dominion and control of the Secured Party, subject to withdrawal by the Secured Party only as provided in Section 6.5, and (ii) until so turned over, shall be held by such Pledgor in trust for the Secured Party, segregated from other funds of such Pledgor.  Each such deposit of payments of Receivables shall be accompanied by a report identifying in reasonable detail the nature and source of the payments included in the deposit.

(c)                                  After the occurrence and during the continuance of an Event of Default, at the Secured Party’s request, each Pledgor shall deliver to the Secured Party all original and other documents evidencing, and relating to, the agreements and transactions which gave rise to the Receivables, including, without limitation, all original orders, invoices and shipping receipts.

6.2                                     Communications with Obligors; Pledgors Remain Liable.   (a)  The Secured Party in its own name or in the name of others may at any time after the occurrence and during the continuance of an Event of Default communicate with obligors under the Receivables to verify with them to the Secured Party’s satisfaction the existence, amount and terms of any Receivables.

(b)                                 Upon the request of the Secured Party at any time after the occurrence and during the continuance of an Event of Default, each Pledgor shall notify obligors on the Receivables that the Receivables have been assigned to the Secured Party and that payments in respect thereof shall be made directly to the Secured Party.

(c)                                  Anything herein to the contrary notwithstanding, each Pledgor shall remain liable under each of the Receivables and all other contracts included in the Collateral to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with the terms of any agreement giving rise thereto.  The Secured Party shall not have any obligation or liability under any Receivable (or any agreement giving rise thereto) or other contracts by reason of or arising out of this Agreement or the receipt by the Secured Party of any payment relating thereto, nor shall the Secured Party be obligated in any manner to perform any of the obligations of any Pledgor under or pursuant to any Receivable (or any agreement giving rise thereto) or other contract, to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party thereunder, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

6.3                                     Pledged Investments.  (a)  Unless an Event of Default shall have occurred and be continuing and the Secured Party shall have given notice to the relevant Pledgor of the Secured Party’s intent to exercise its rights pursuant to this Section 6.3(a), each Pledgor shall be permitted to receive all cash dividends paid in respect of the Pledged Stock and all cash payments made in respect of the Pledged Debt, in each case paid in the normal course of business of the relevant Issuer and consistent with past practice, to the extent permitted in the Debenture, and to exercise all voting and corporate or other rights with respect to the Pledged Investments; provided, however, that no vote shall be cast or corporate or other right exercised or other action taken which, in the Secured Party’s reasonable judgment, would impair the Collateral or which would be inconsistent with or result in any violation of any provision of the Debenture, this Agreement or any other Transaction Document.

(b)                                 If an Event of Default shall occur and be continuing and the Secured Party shall give notice of its intent to exercise its rights pursuant to this Section

6.3(b) to the relevant Pledgor or Pledgors, (i) the Secured Party shall have the right to receive any and all cash dividends, payments or other Proceeds paid in respect of the Pledged Investments and make application thereof to the Obligations in such order as the Secured Party may determine, and/or (ii) any or all of the Pledged Investments may be registered in the name of the Secured Party or its nominee, and the Secured Party or its nominee may thereafter exercise (x) all voting, corporate and other rights pertaining to such Pledged Investments at any meeting of shareholders of the relevant Issuer or Issuers or otherwise and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Pledged Investments as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Investments upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other structure of any Issuer, or upon the exercise by any Pledgor or the Secured Party of any right, privilege or option pertaining to such Pledged Investments, and in connection therewith, the right to deposit and deliver any and all of the Pledged Investments with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Secured Party may determine), all without liability except to account for property actually received by it, but the Secured Party shall have no duty to any Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.  Each Pledgor hereby appoints the Secured Party, which appointment shall be exercisable only upon the occurrence and during the continuance of an Event of Default, such Pledgor’s true and lawful attorney-in-fact and grants to the Secured Party an IRREVOCABLE PROXY to exercise any action contemplated by the immediately preceding sentence in any manner the Secured Party reasonably deems advisable for or against all matters submitted or which may be taken by the shareholders.  The power-of-attorney granted hereby is coupled with an interest and shall be irrevocable.

(c)                                  Each Pledgor hereby authorizes and instructs each Issuer of any Pledged Investments pledged by such Pledgor hereunder to (i) comply with any instruction received by it from the Secured Party in writing that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from such Pledgor, and each Pledgor agrees that each Issuer shall be fully protected in so complying, and (ii) unless otherwise expressly permitted hereby, pay any dividends or other payments with respect to the Pledged Investments directly to the Secured Party.

6.4                                     Proceeds to be Turned Over to Secured Party.  In addition to the rights of the Secured Party specified in Section 6.1 with respect to payments of Receivables, if an Event of Default shall occur and be continuing, upon request of the Secured Party, all Proceeds received by any Pledgor consisting of cash, checks and other near-cash items shall be held by such Pledgor in trust for the Secured Party, segregated from other funds of such Pledgor, and shall, immediately upon receipt by such Pledgor, be turned over to the Secured Party in the exact form received by such Pledgor (duly indorsed by such Pledgor to the Secured Party, if required).  All Proceeds received by the Secured Party hereunder shall be held by the Secured Party in a Collateral Account maintained under its sole dominion and control.  All Proceeds while held by the Secured

Party in a Collateral Account (or by such Pledgor in trust for the Secured Party) shall continue to be held as collateral security for all the Obligations and shall not constitute payment thereof until applied as provided in Section 6.5 hereof.

6.5                                     Application of Proceeds.  At such intervals as may be agreed upon by the Borrower and the Secured Party, or, if an Event of Default shall have occurred and be continuing, at any time at the Secured Party’s election, the Secured Party may apply all or any part of Proceeds constituting Collateral, whether or not held in any Collateral Account, and any proceeds of the Guarantee, in payment of the Obligations in such order as the Secured Party may elect, and any part of such funds which the Secured Party elects not so to apply shall continue to be held as collateral security for the Obligations.  Any balance of such Proceeds remaining after the Termination Date or after all Events of Default have been cured or waived shall be paid over to the Borrower or to whomsoever may be lawfully entitled to receive the same.

6.6                                     Code and Other Remedies.  If an Event of Default shall occur and be continuing, the Secured Party, may exercise, in addition to all other rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the New York UCC or any other applicable law.  Without limiting the generality of the foregoing, the Secured Party, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon any Pledgor or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Secured Party or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk.  The Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in any Pledgor, which right or equity is hereby waived and released.  Each Pledgor further agrees, at the Secured Party’s request, to assemble the Collateral and make it available to the Secured Party at places which the Secured Party shall reasonably select, whether at such Pledgor’s premises or elsewhere.  The Secured Party shall apply the net proceeds of any action taken by it pursuant to this Section 6.6, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Secured Party, including, without limitation, reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Obligations, in such order as the Secured Party may elect and only after such application and after the payment by the Secured Party of any other amount required by any provision of law, including, without limitation, Section 9-615(a)(3) and (4) of the New York UCC, need the Secured Party account for the surplus, if any, to any Pledgor.  To the extent permitted by applicable law, each Pledgor waives all claims, damages and demands it may acquire against the Secured Party arising out of the exercise by it of any rights hereunder.  If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

6.7                                     Private Sale; Registration Rights.  (a)  If the Secured Party shall determine to exercise its right to sell any or all of the Pledged Investments pursuant to Section 6.6, and if in the opinion of the Secured Party it is necessary or advisable to have the Pledged Investments, or that portion thereof to be sold, registered under the provisions of the Securities Act, the relevant Pledgor will, at any time and from time to time, upon the written request of the Secured Party, use its best efforts to take or to cause the Issuer of such Pledged Investments to take such action, and prepare, distribute and/or file such documents, as are required or advisable in the reasonable opinion of counsel for the Secured Party to permit the public sale of such Pledged Investments including, without limitation, to (i) execute and deliver, and cause the directors and officers of such Issuer to execute and deliver, all such agreements, instruments and documents, and do or cause to be done all such other acts as may be, in the opinion of the Secured Party, necessary or advisable to register and sell the Pledged Investments, or that portion thereof to be sold, under the provisions of the Securities Act, (ii) use its best efforts to cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Pledged Investments, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus which, in the opinion of the Secured Party, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto or in the opinion of any underwriters selected by Secured Party to effectuate such purchase.  Each Pledgor further agrees to indemnify, defend and hold harmless the Secured Party, any underwriter and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including, without limitation, reasonable fees and expenses to the Secured Party of legal counsel), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to such Pledgor or the Issuer of such Pledged Investment by the Secured Party expressly for use therein.  Each Pledgor further agrees, upon written request, to use its best efforts to qualify, file or register, or cause the Issuer of such Pledged Investments to (x) qualify, file or register, any of the Pledged Investments under the “Blue Sky” or other securities laws of such states as may be requested by the Secured Party and keep effective, or cause to be kept effective, all such qualifications, filings or registrations and (y) to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) which will satisfy the provisions of Section 11(a) of the Securities Act.  Each Pledgor will bear all costs and expenses of carrying out its obligations under this Section.

(b)                                 Each Pledgor recognizes that the Secured Party may be unable to effect a public sale of any or all the Pledged Investments, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof.  Each Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that no such private sale shall be deemed to have been made in a commercially unreasonable manner solely because it has had such a result.  The Secured Party shall be under no obligation to delay a sale of any of the Pledged Stock for the period of time necessary to permit the Issuer thereof to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such Issuer would agree to do so.

(c)                                  Each Pledgor agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Investments pursuant to this Section 6.7 valid and binding and in compliance with any and all applicable requirements of law.  Each Pledgor further agrees that a breach of any of the covenants contained in this Section 6.7 will cause irreparable injury to the Secured Party, that the Secured Party has no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 6.7 shall be specifically enforceable against such Pledgor, and such Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Debenture.

6.8                                     Deficiency.  Each Pledgor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay its Obligations and the fees and disbursements of any attorneys employed by the Secured Party to collect such deficiency.

6.9                                     Grant of License to Use Intellectual Property.  For the purpose of enabling the Secured Party to exercise rights and remedies under this Agreement at such time as the Secured Party shall be lawfully entitled to exercise such rights and remedies, each Pledgor hereby grants to the Secured Party an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to the Pledgors) to use, license or sublicense any of the Collateral consisting of Intellectual Property now owned or hereafter acquired by such Pledgor, and wherever the same may be located, and including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof.  The license (i) shall be subject to those exclusive Copyright Licenses, Patent Licenses and Trademark Licenses granted by the Pledgors in effect on the date hereof and those granted by any Pledgor hereafter, as permitted under the Transaction Documents, to the extent conflicting, (ii) may be exercised, at the option of the Secured Party, only upon the occurrence and during the continuation of an Event of Default, provided, that any license, sublicense or other transaction entered into by the Secured Party in accordance herewith shall be binding upon the Pledgors notwithstanding any subsequent cure of an Event of Default, and (iii) apply to the use of the Trademarks in connection with goods and services of similar type and quality to those theretofore sold by such Pledgor under such Trademark.

SECTION 7

THE SECURED PARTY

7.1                                     Secured Party’s Appointment as Attorney-in-Fact, etc.  (a)  Each Pledgor hereby irrevocably constitutes and appoints the Secured Party and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Pledgor and in the name of such Pledgor or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, each Pledgor hereby gives the Secured Party the power and right, on behalf of such Pledgor, without notice to or assent by such Pledgor, to do any or all of the following:

(i)                                     in the name of such Pledgor or its own name, or otherwise, take possession of and indorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due under any Receivable or with respect to any other Collateral and file any claim or take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Secured Party for the purpose of collecting any and all such moneys due under any Receivable or with respect to any other Collateral whenever payable;

(ii)                                  in the case of any Intellectual Property, execute and deliver, and have recorded, any and all agreements, instruments, documents and papers as the Secured Party may reasonably request to evidence the Secured Party’s security interest in such Intellectual Property and the goodwill and general intangibles of such Pledgor relating thereto or represented thereby;

(iii)                               pay or discharge taxes and Encumbrances levied or placed on or threatened against the Collateral, effect any repairs or any insurance called for by the terms of this Agreement or any other Transaction Document and pay all or any part of the premiums therefor and the costs thereof;

(iv)                              execute, in connection with any sale provided for in Section 6.6 or 6.7, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral;

(v)                                 direct any party liable for any payment under any of the Collateral to make payment of any and all moneys due or to become due thereunder directly to the Secured Party or as the Secured Party shall direct;

(vi)                              ask or demand for, collect, and receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral;

(vii)                           sign and indorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, notices and other documents in connection with any of the Collateral;

(viii)                        commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any portion thereof and to enforce any other right in respect of any Collateral;

(ix)                              defend any suit, action or proceeding brought against such Pledgor with respect to any Collateral;

(x)                                 settle, compromise or adjust any such suit, action or proceeding and, in connection therewith, give such discharges or releases as the Secured Party may deem appropriate;

(xi)                              assign any Copyright, Patent or Trademark (along with the goodwill of the business to which any such Trademark pertains), throughout the world for such term or terms, on such conditions, and in such manner, as the Secured Party shall in its sole discretion determine; and

(xii)                           generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Secured Party were the absolute owner thereof for all purposes, and do, at the Secured Party’s option and such Pledgor’s expense (including reasonable attorneys’ fees), at any time, or from time to time, all acts and things which the Secured Party deems necessary to protect, preserve or realize upon the Collateral and the Secured Party’s security interests therein and to effect the intent of this Agreement, all as fully and effectively as such Pledgor might do.

Anything in this Section 7.1(a) to the contrary notwithstanding, the Secured Party agrees that it will not exercise any rights under the power of attorney provided for in this Section 7.1(a) unless a Default shall have occurred and be continuing.

(b)                                 If any Pledgor fails to perform or comply with any of its agreements contained herein or in any contract included in the Collateral, the Secured Party, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement.

(c)                                  The expenses of the Secured Party incurred in connection with actions undertaken as provided in this Section 7.1, together with interest thereon at a rate per annum equal to the rate per annum at which interest would then be payable on past due amounts under the Debenture, from the date of payment by the Secured Party to the date reimbursed by the relevant Pledgor, shall be payable by such Pledgor to the Secured Party on demand.

(d)                                 Each Pledgor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.  All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.

7.2                                     Duties of Secured Parties.  (a)  The Secured Party’s sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the New York UCC or otherwise, shall be to deal with it in the same manner as the Secured Party deals with similar property for its own account.

(b)                                 Neither the Secured Party nor any of its officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any Pledgor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

(c)                                  The powers conferred on the Secured Party hereunder are solely to protect the Secured Party’s interests in the Collateral and shall not impose any duty upon the Secured Party to exercise any such powers.  The Secured Party shall be accountable only for amounts that they actually receive as a result of the exercise of such powers, and neither they nor any of their officers, directors, employees or agents shall be responsible to any Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

7.3                                     Filing of Financing Statements.  Each Pledgor authorizes the Secured Party to file or record financing statements, any amendments thereto and other filing or recording documents or instruments with respect to the Collateral without the signature of such Pledgor in such form and in such offices as the Secured Party reasonably determines appropriate to perfect the security interests of the Secured Party under this Agreement including, without limitation, any financing statement describing the collateral as “all assets,” “all personal property” or any similar description.  A photographic or other reproduction of this Agreement shall be sufficient as a financing statement or other filing or recording document or instrument for filing or recording in any jurisdiction.

SECTION 8

MISCELLANEOUS

8.1                                     Amendments in Writing.  None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by each affected Pledgor and the Secured Party; provided that any provision of this Agreement imposing obligations on any Pledgor may be waived by the Secured Party in a written instrument executed by the Secured Party.

8.2                                     Notices.  All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) in the case of delivery by hand, when delivered, (b) in the case of delivery by mail, three days after being deposited in the mails, postage prepaid, or (c) in the case of delivery by facsimile transmission, when sent and receipt has been confirmed, addressed as follows in the case of the Secured Party, and as set forth in Schedule 1 in the case of the Pledgors, or to such other address as may be hereafter notified by the respective parties hereto:

Meridian Jerritt Canyon Corp.
c/o Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 220
Toronto, ON M5J 2J3
Attention: Sofia Tsakos
Fax:  (416) 815-0021

provided that any notice, request or demand to or upon the Secured Party shall not be effective until received.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto in accordance with this Section 8.2.

8.3                                     No Waiver by Course of Conduct; Cumulative Remedies.  The Secured Party shall not by any act (except by a written instrument pursuant to Section 8.1), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default.  No failure to exercise, nor any delay in exercising, on the part of the Secured Party, any right, power or privilege hereunder shall operate as a waiver thereof.  No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  A waiver by the Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Secured Party would otherwise have on any future occasion.  The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

8.4                                     Enforcement Expenses; Indemnification.  (a)  Each Pledgor agrees to pay or reimburse the Secured Party for all its costs and expenses incurred in collecting against such Pledgor its Obligations or otherwise enforcing or preserving any rights under this Agreement and the other Transaction Documents to which such Pledgor is a party, including, without limitation, the fees and disbursements of counsel (including the allocated fees and expenses of in-house counsel) of the Secured Party.

(b)                                 Each Pledgor agrees to pay, and to save the Secured Party harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

(c)                                  Each Pledgor agrees to pay, indemnify, and hold the Secured Party, its officers, directors, controlling Persons, employees, agents and advisors (collectively, the “Indemnified Persons”) harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, and the other Transaction Documents and any such other documents, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Pledgors, any of their subsidiaries or any of their properties (all the foregoing in this clause (c), collectively, the “indemnified liabilities”), provided that the Pledgors shall have no obligation hereunder to any Indemnified Person with respect to indemnified liabilities arising solely from the gross negligence or willful misconduct of such Indemnified Person.

(d)                                 The agreements in this Section 8.4 shall survive repayment of the Obligations and all other amounts payable under the Debenture and the other Transaction Documents.

8.5                                     Successors and Assigns.  This Agreement shall be binding upon the successors and assigns of each Pledgor and shall inure to the benefit of the Secured Party and its successors and assigns and to the extent provided in Section 8.4(c); provided that no Pledgor may assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Secured Party and any purported assignment, transfer or delegation without such consent shall be null and void.

8.6                                     [Reserved].

8.7                                     Counterparts; Binding Effect.  This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.  This Agreement shall become effective as to any Pledgor when a counterpart hereof executed on behalf of such Pledgor shall have been delivered to the Secured Party and a counterpart hereof shall have been executed on behalf of the Secured Party, and thereafter shall be binding upon such Pledgor and the Secured Party and their respective permitted successors and assigns, and shall inure to the benefit of such Pledgor, the Secured Party and their respective permitted successors and assigns.  This Agreement shall be construed as a separate agreement with respect to each Pledgor and may be amended, modified, supplemented, waived or released with respect to any Pledgor without the approval of any other Pledgor and without affecting the obligations of any other Pledgor hereunder.

8.8                                     Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.9                                     Section Headings.  The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

8.10                              Integration.  This Agreement and the other Transaction Documents represent the agreement of the Pledgors and the Secured Party with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Secured Party relative to the subject matter hereof and thereof not expressly set forth or referred to herein or in the other Transaction Documents.

8.11                              GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

8.12                              Submission to Jurisdiction.  For the purpose of any legal action or proceeding relating to this Agreement and the other Transaction Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof the courts of British Columbia shall have jurisdiction, each of the parties to this Agreement hereby irrevocably and unconditionally submits to the exclusive jurisdiction of such courts.  Each Pledgor hereby irrevocably and unconditionally: (a) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Pledgor at its address referred to in Section 8.2 or at such other address of which the Secured Party shall have been notified pursuant thereto and (b) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.

8.13                              Acknowledgments.  Each Pledgor hereby acknowledges that:

(a)                                 it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Transaction Documents to which it is a party;

(b)                                 the Secured Party has no fiduciary relationship with or duty to any Pledgor arising out of or in connection with this Agreement or any of the other Transaction Documents, and the relationship between the Pledgors, on the one hand, and the Secured Party, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c)                                  no joint venture is created hereby or by the other Transaction Documents or otherwise exists by virtue of the transactions contemplated hereby.

8.14                              WAIVER OF JURY TRIAL.  EACH PLEDGOR AND THE SECURED PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

8.15                              Additional Pledgors.  Any direct or indirect subsidiary of the Borrower created or formed on or after the date hereof shall be required to become a Pledgor for all purposes of this Agreement, and shall execute and deliver an Assumption Agreement in the form of Annex I hereto.  Upon the execution and delivery by any subsidiary of an Assumption Agreement, the supplemental schedules attached to such Assumption Agreement shall be incorporated into and become a part of and supplement the Schedules to this Collateral Agreement and each reference to such Schedules shall mean and be a reference to such Schedules as supplemented pursuant to each Assumption Agreement.

8.16                              Releases.  (a)  On the Termination Date, the Collateral shall be released from the Encumbrances created hereby, and this Agreement and all obligations (other than those expressly stated to survive such termination and the Guarantee with respect to such surviving obligations) of the Secured Party and each Pledgor hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the Pledgors.  At the request and sole expense of any Pledgor following any such termination, the Secured Party shall deliver to such Pledgor any Collateral held by the Secured Party hereunder, and execute and deliver to such Pledgor such documents as such Pledgor shall reasonably request to evidence such termination.

(b)                                 If any of the Collateral shall be sold, transferred or otherwise disposed of by any Pledgor in a transaction permitted by the Debenture, then the Secured Party, at the request and sole expense of such Pledgor, shall execute and deliver to such Pledgor all releases or other documents reasonably necessary or desirable for the release of the Encumbrances created hereby on such Collateral.  At the request and sole expense of the Borrower, a Pledgor which is a subsidiary of the Borrower shall be released from its obligations hereunder in the event that all the Shares of such Pledgor shall be sold, transferred or otherwise disposed of in a transaction permitted by the Debenture; provided that the Borrower shall have delivered to the Secured Party, at least ten Business Days (or such shorter period reasonably acceptable to the Secured Party) prior to the date of the proposed release, a written request for release identifying the relevant Subsidiary Party and the terms of the sale or other disposition in reasonable detail, including the price thereof and any expenses in connection therewith, together with a certification by the Borrower stating that such transaction is in compliance with the Debenture and the other Transaction Documents.

IN WITNESS WHEREOF, each of the undersigned has caused this Collateral Agreement to be duly executed and delivered as of the date first above written.

RISE GOLD CORP.

			By:	/s/ Vince Boon
				Name:	Vince Boon
				Title:	CFO

RISE GRASS VALLEY INC.

			By:	/s/ Vince Boon
				Name:	Vince Boon
				Title:	CFO

AGREED AND ACCEPTED

MERIDIAN JERRITT CANYON CORP.

By:	/s/ Sofia Tsakos
	Name:	Sofia Tsakos
	Title:	Director